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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             BARNEYS NEW YORK, INC.
             (Exact name of registrant as specified in its charter)


                DELAWARE                                         13-4040818
     (State or other jurisdiction of                         (I.R.S. employer
     incorporation or organization)                       identification number)

            575 Fifth Avenue
           NEW YORK, NEW YORK                                      10017
(Address of principal executive offices)                        (Zip Code)

       Registrant's telephone number, including area code: (212) 339-7300

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, $.01 par value per share


                        Warrants to Purchase Common Stock



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                                TABLE OF CONTENTS


                                                                            PAGE
ITEM 1.  BUSINESS..............................................................1

ITEM 2.  FINANCIAL INFORMATION.................................................8

ITEM 3.  PROPERTIES...........................................................21

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT.......................................................22

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.....................................25

ITEM 6.  EXECUTIVE COMPENSATION...............................................29

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................32

ITEM 8.  LEGAL PROCEEDINGS....................................................32

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS........................33

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES..............................33

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED..............34

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS............................36

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA..........................36

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE...............................36

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS....................................37


ITEM 1.   BUSINESS.

GENERAL

          Barneys New York, Inc., a Delaware corporation ("Holdings"), is the parent company of Barney's, Inc., a New York corporation ("Barneys"), which together with its subsidiaries (collectively, the "Company"), is a leading upscale retailer of men's and women's apparel and accessories and items for the home. The Company is engaged in three distribution channels which encompass its various product offerings: the full price stores, the outlet stores and the warehouse sale events. In addition, the Company is involved in licensing arrangements pursuant to which the "Barneys New York" trade name is licensed for use in Asia. See "-Licensing Arrangements" below.

          Barneys was founded by Barney Pressman in 1923 under the name Barney's Clothes, Inc. Until its emergence from bankruptcy in January 1999, Barneys was owned by the Pressman family, certain affiliates of the Pressman family and certain trusts of which members of the Pressman family were the beneficiaries. Pursuant to the Plan of Reorganization for Barneys and certain of its affiliates as confirmed by the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Holdings was formed and all the equity interests in Barneys were transferred to Holdings, making Barneys a wholly-owned subsidiary of Holdings. See "-the Reorganization" below.

          The Company operates seven full price stores (three of which are flagship stores located in New York, Chicago and Beverly Hills and four of which are regional stores) and 13 outlet stores throughout the United States (see "Properties" below) under the "BARNEYS NEW YORK" trade name. Barneys merchandise is priced from the middle to the upper end of the market and appeals to sophisticated customers whose income levels are above average. Its merchandising philosophy stresses a variety of fashion viewpoints. It offers a mix of merchandise including established designers, new designers, branded goods and private label goods. The Company purchases merchandise from a broad range of vendors, domestic and foreign, including designers, manufacturers of branded goods, and private label resources. Major designers include Giorgio Armani, Prada, Jil Sander, Hermes, Donna Karan, Comme des Garcons, Robert Clergerie and Ermenegildo Zegna. Major branded goods include Oxxford and Hickey Freeman, and major cosmetics lines including but not limited to Chanel, Francois Nars and Kiehls. A significant portion of the merchandise is manufactured in Europe (primarily Italy). The flagship stores in New York and Beverly Hills also include restaurants managed by third party contractors.

          In addition to its full-price retail business, the Company has developed two operations which focus on outlet stores and warehouse sales. The Company conducts semi-annual warehouse sales in New York and Santa Monica, California. Warehouse sale events operate on an extremely low cost basis, generating significant net profit, while flattening seasonal effects on the Company's business.

RETAILING STRATEGY

          During fiscal 1998, the Company's sales were derived as follows:
82% from full price stores (71% from three flagship stores, and 11% from four regional stores), 10% from Outlet Stores and 8% from Warehouse Sale Events.

FULL PRICE STORES

          The Company operates seven full price stores: three large flagship stores in prime retail locations in New York, Beverly Hills, and Chicago, and four small regional stores in Manhasset, NY, Seattle, WA, Chestnut Hill, MA, and World Financial Center, NY.

          The three large flagship stores establish and promote the Barneys image as a pre-eminent retailer of men's and women's fashion. They provide customers with a wide range of high quality products, including apparel, accessories, cosmetics and items for the home. They cater to affluent, fashion-conscious men and women. The four smaller regional stores aim to serve similar customers in smaller urban markets. These stores provide a limited selection of the assortment offered in the flagship stores.

          Creative merchandising, store design and displays, advertising campaigns and publicity events develop the image of Barneys as a fashion leader. The flagship stores create aesthetic shopping environments to showcase designer and private label merchandise with the Barneys point of view. Customer relationships are developed with in-store service, marketing communications, and a customer loyalty awards program.

OUTLET STORES

          The Company operates 13 outlet stores across the country. The outlet stores leverage the Barneys New York brand to reach a wider audience by providing a lower priced version of the sophistication, style and quality of the merchandise and retail experience provided in the full price stores. The outlet stores also provide a clearance vehicle for full price stores' residual merchandise. The stores operate with a low cost structure.

          The outlet stores cater to budget minded yet fashion-conscious men and women, selling designer, branded and private label apparel and accessories. They are located in high-end outlet centers, and serve a high number of destination shoppers and tourists.

WAREHOUSE SALE EVENTS

          The Company operates four warehouse sale events, two each season in New York and Santa Monica, California. The warehouse sale events provide another vehicle for liquidation of end of season residual merchandise, as well as a low cost extension of the Barneys New York brand to a wider audience. The events attract a wide range of shoppers, mostly bargain hunters who value quality and fashion.

THE REORGANIZATION

          On January 10, 1996 (the "Filing Date"), Barneys and certain of its subsidiaries commenced proceedings under chapter 11 of title 11, United States Code (the "Bankruptcy Code") by filing petitions in the Bankruptcy Court. On January 28, 1999 (the "Effective Date"), the Company emerged from reorganization proceedings (the "Reorganization") under the Bankruptcy Code pursuant to a Second Amended Joint Plan of Reorganization, dated November 13, 1998, as supplemented and as confirmed on December 21, 1998 by the Bankruptcy Court (the "Plan"). The following is a summary of certain provisions of the Plan that became effective on the Effective Date.

     EQUITY. Pursuant to the Plan, the following equity was issued:

          ISSUED IN EXCHANGE FOR CLAIMS. The equity in Barneys was exchanged for shares of common stock, $0.01 par value, of Holdings ("Holdings Common Stock"), and certain allowed general unsecured claims and claims held by Isetan Company Ltd. ("Isetan") against Barneys and certain of its affiliates were exchanged for, among other things, shares of Holdings Common Stock and warrants (as defined below).

          RIGHTS OFFERING. Shares of Holdings Common Stock were issued to certain holders of allowed general unsecured claims pursuant to the exercise by them of rights to subscribe for shares of Holdings Common Stock ("Subscription Rights") which were issued in accordance with the Plan, and exercised prior to consummation of the Plan. The $62.5 million offering of Subscription Rights was guaranteed by Bay Harbour Management L.C. ("Bay Harbour") and Whippoorwill Associates, Inc. ("Whippoorwill", and, together with Bay Harbour, the "Plan Investors") on behalf of their discretionary and/or managed accounts to the extent the other holders of allowed general unsecured claims did not elect to participate in the offering. Bay Harbour and Whippoorwill agreed to guarantee the offering of Subscription Rights pursuant to the Amended and Restated Stock Purchase Agreement dated as of November 13, 1998 among Barneys, Bay Harbour, Whippoorwill and the Official Committee of Unsecured Creditors of Barneys (the "Stock Purchase Agreement"). In the offering, the Plan Investors purchased an aggregate of 6,707,531 shares of Holdings Common Stock for an aggregate price of approximately $58.2 million.

          OPTION. Pursuant to the Stock Purchase Agreement, the Plan Investors were granted an option to purchase, at an aggregate exercise price of $5.0 million, a total of 576,122 shares of Holdings Common Stock. Pursuant to the option, each of the Plan Investors has the right to purchase the greater of (i) 288,061 shares of Holdings Common Stock, and (ii) 576,122 shares of Holdings Common Stock, less the number of shares purchased by the other Plan Investor. This option expires on November 15, 1999.

          ISETAN WARRANT. An affiliate of Isetan was issued a warrant (the "Isetan Warrant") to purchase 287,724 share of Holdings Common Stock at an exercise price of $14.68 per share. This warrant expires on January 29, 2002.

          UNSECURED CREDITORS WARRANTS. Holders of certain allowed general unsecured claims were issued warrants (the "Unsecured Creditors Warrants") to purchase an aggregate of up to 1,013,514 shares of Holdings Common Stock at an exercise price of $8.68 per share. These warrants expire on May 15, 2000.

          PREFERRED STOCK. Holdings issued 15,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), to the Barneys Employees Stock Plan Trust, which was established for the benefit of eligible employees of the Company. In addition, Holdings issued 5,000 shares of Preferred Stock for an aggregate purchase price of $500,000 in government securities to Bay Harbour, which it sold to a third party under a prearranged agreement.

     INDEBTEDNESS. Pursuant to the Plan, the following debt securities were issued:

          ISETAN. Barneys issued a promissory note (the "Isetan Note") in the principal amount of $22,500,000 to Isetan. The Isetan Note bears interest at the rate of 10% per annum payable semi-annually, and matures on January 29, 2004.

          EQUIPMENT LESSORS. On the Effective Date, certain lessors of equipment to the Company transferred all right, title and interest in such equipment to the Company. In exchange therefor, the Company issued promissory notes (the "Equipment Lessors Notes") to such lessors in an aggregate principal amount of $35,788,865. Such promissory notes bear interest at the rate of 11-1/2% per annum payable semi-annually, mature on January 29, 2004, and are secured by a first priority lien on the equipment that was the subject of each of the respective equipment leases.

     OTHER. Barneys paid approximately $23.3 million in cash to Isetan on account of its allowed claims and made certain other cash payments to members of the Pressman family and certain other holders of allowed claims pursuant to the Plan. In addition, Barneys entered into consulting agreements with certain members of the Pressman family.

     REAL ESTATE. Pursuant to the Plan, an affiliate of Isetan became the sole owner of the properties on which the Company's three flagship stores are located and Barneys entered into modifications of the long-term leases for such stores. See "PROPERTIES" below.

     LICENSING. BNY Licensing entered into the licensing arrangements described under "Licensing Arrangements" below.

LICENSING ARRANGEMENTS

          BNY Licensing Corp. ("BNY Licensing"), a wholly-owned subsidiary of Barneys, is party to licensing arrangements pursuant to which (i) two retail stores are operated in Japan and a single in-store department is operated in Singapore under the name "BARNEYS NEW YORK", each by an affiliate of Isetan, and (ii) Barneys Asia Co. LLC, which is 70% owned by BNY Licensing and 30% owned by an affiliate of Isetan (and which was formed in connection with the Reorganization referred to above), has the exclusive right to sublicense the BARNEYS NEW YORK trademark throughout Asia (excluding Japan). Licensing agreements governing these arrangements were entered into in connection with Barneys's emergence from bankruptcy. See "-the Reorganization" above.

TRADEMARKS AND SERVICE MARKS

          The Company owns its principal trademarks and service marks worldwide, including the "Barneys New York" and "Barneys" marks. In addition to these marks, the Company owns other important trademarks and service marks used in its business. The Company's trademarks and service marks are registered in the United States and internationally. The term of these registrations is generally ten years, and they are renewable for additional ten-year periods indefinitely, so long as the marks are still in use at the time of renewal. The Company is not aware of any claims of infringement or other challenges to its right to register or use its marks in the United States.

SEASONALITY

          The specialty retail industry is seasonal in nature, with a high proportion of sales and operating income generated in the November and December holiday season. As a result, the Company's operating results are significantly affected by the holiday selling season. Seasonality also affects working capital requirements, cash flow and borrowings as inventories build in September and peak in October in anticipation of the holiday selling season. The Company's dependence on the holiday selling season for sales and income is less than that of many retailers, because of the significant sales and income generated by the warehouse sale events held in February and August.

COMPETITION

          The retail industry, in general, and the specialty retail store business, in particular, are intensely competitive. Generally, the Company's stores are in competition with both specialty stores and department stores in the geographic areas in which they operate. The Company's outlet stores and warehouse sale events also compete with off-price and discount stores. During the last few years, several of the Company's significant vendor resources have entered or expanded their presence in the retail business with their own dedicated stores, which compete directly with the Company's stores (e.g., Giorgio Armani, Prada, Gucci and Helmut Lang). Several department store, specialty store, and vendor store competitors also offer mail order catalog shopping. The Internet is beginning to permit the development of sales venues run by existing competitor stores or by new ventures that will also compete with the Company. Some of the retailers with which the Company competes have substantially greater financial resources than the Company and may have various other competitive advantages over the Company.

          The trend toward vertical integration of designer resources poses additional competitive risk for the Company (e.g., Neiman Marcus' purchase of an interest in the Kate Spade accessories business, LVMH's stable of designer vendors sold through its Duty Free Shops and Galleria stores as well as individual designer boutiques). Competition is strong not only for retail customers, but also for vendor resources. In the Company's luxury retail business, exclusivity of merchandise brands is very valuable, and retail stores compete for exclusive distribution arrangements with key designer vendors.

MERCHANDISING

          In fiscal 1998, the Company's top 10 vendor brands accounted for approximately 23% of total Company sales. The two top vendor brands each accounted for approximately 5% of total Company sales. All of these brands are also sold by competitor retailers in certain markets; nine of the ten vendors also have their own dedicated retail stores. Exclusivity of distribution of designer brands is a valuable resource in the luxury retail business. The Company faces risk to its business if either designer vendors withdraw Barneys from their distribution, or, conversely, if they provide distribution to competitors.

EMPLOYEES

          At May 6, 1999, the Company employed approximately 1400 people. The Company's staffing requirements fluctuate during the year as a result of the seasonality of the retail apparel industry, adding approximately 100 employees during the holiday selling season. Approximately 550 of the Company's employees are represented by unions and the Company believes that overall its relationship with its employees and the unions is good. During its more than fifty year relationship with unions representing its employees, the Company has never been subjected to a strike. The Company is currently engaged in collective bargaining negotiations with the union representing selling and non-selling associates in its Madison Avenue and World Financial Center stores in New York City. The applicable collective bargaining agreement with that union expired on March 31, 1999.

CAPITAL EXPENDITURES

          The Company's capital expenditure plan is designated to allocate funds to projects that are necessary to support the Company's strategic plan. Under the terms of its $120,000,000 revolving credit facility, capital expenditures are limited to $7,250,000 in fiscal year 1999, $7,500,000 in fiscal year 2000, and $7,750,000 in each of fiscal years 2001 and 2002. See "FINANCIAL INFORMATION - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources".

CERTAIN TAX MATTERS

FEDERAL AND STATE INCOME TAXES

          Pursuant to the Plan, Holdings acquired 100% of Barneys' stock. Holdings will make a Section 338(g) election (the "Election") with respect to the acquisition under applicable provisions of the Internal Revenue Code ("IRC"). The tax effects of making the Election would result in Barneys and each of its subsidiaries generally being treated, for federal income tax purposes, as having sold its assets at the time the Plan was consummated and thereafter, as a new corporation which purchased the same assets as of the beginning of the following day. As a result, Barneys will incur a gain or loss at the time of the deemed sale in an amount equal to the difference between the fair market value of its assets and its collective tax basis of the assets at the time of the sale.

          The Company may use existing net operating loss carryforwards to reduce any gain incurred as a result of this sale. Nevertheless, the Company will be subject to alternative minimum tax. As a result of the Election, the Company has recorded an accrual for the alternative minimum tax liability as a "fresh start" adjustment. Furthermore, immediately after the sale, as a result of the IRC Section 338(g) election, Barneys will be stripped of any remaining tax attributes, including any unutilized net operating loss carryforwards and any unutilized tax credits. See Note 10 to Consolidated Financial Statements.

OTHER TAXES

          For the years including 1996, 1997 and 1998 the Company is subject to various tax audits of Barneys at the present time, particularly by New York State. Most of these audits will result in minimal, if any, additional tax liability. The Company believes that pending audit results, in the aggregate, will not have a material effect on the Company's financial position, results of operations or cash flows.

LIMITED POST - CHAPTER 11 CASE OPERATING HISTORY

          The Company's emergence from Chapter 11 reorganization occurred very recently, and consequently the Company's subsequent operating history is limited. Financial statements for future periods will not be comparable to the historical financial statements included herein, for the reasons discussed under "Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations."

FORWARD LOOKING INFORMATION

          This Registration Statement contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are based on management's expectations, estimates, projections and assumptions. Words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," and variations of such words and similar expressions are intended to identify such forward looking statements which include, but are not limited to, projections of revenues, earnings and cash flows. These forward looking statements are subject to risks and uncertainties which could cause the Company's actual results or performance to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the following: general economic and business conditions, both nationally and in those areas in which the Company operates; demographic changes; prospects for the retail industry; competition; changes in business strategy or development plans; the loss of management and key personnel; the availability of capital to fund the expansion of the Company's business; changes in consumer preferences or fashion trends; adverse weather conditions, particularly during peak selling seasons; failure of the

Company or third parties to be Year 2000 compliant; and changes in the Company's relationships with designers, vendors and other suppliers.

ITEM 2.   FINANCIAL INFORMATION.

SELECTED HISTORICAL FINANCIAL DATA

          The following table presents selected historical financial data as of and for each of the five fiscal years in the period ended August 1, 1998 and for the six months ended January 30, 1999. The selected historical data should be read in conjunction with the financial statements and the related notes and other information contained elsewhere in this Registration Statement, including information set forth herein under " Management's Discussions and Analysis of Financial Condition and Results of Operations."

          The historical financial data as of and for each of the four fiscal years in the period ended August 1, 1998 and for the six months ended January 30, 1999 are derived from financial statements audited by Ernst & Young LLP, independent auditors. Information for the six months ended January 31, 1998 and for the fiscal year ended July 30, 1994 is derived from management's internal financial statements.

          In conjunction with its emergence from Chapter 11, the Company changed its fiscal year end to the Saturday closest to January 31. Previously, the fiscal year end fell on the Saturday closest to July 31. A January fiscal year end is in line with retail industry practice as it coincides with the end of the fall/holiday season. Unless otherwise specified, all historical information prior to August 2, 1998 reflects the July fiscal year end. The period between August 2, 1998 and January 30, 1999 (the "Fall 1998 Stub Period") represents the six month transition period to the new fiscal year.


                                                               Predecessor Company (1)
                           -------------------------------------------------------------------------------------------------
                            Six months    Six months                          Fiscal years ended (2)
                              ended         ended       August 1,     August 2,     August 3,      July 29,      July 30,
                           January 30,   January 28,       1998          1997          1996          1995          1994
                               1999          1998
                           ------------- ------------- ------------- ------------- ------------- ------------- -------------
INCOME STATEMENT DATA
Net sales                   $ 181,657     $ 183,760     $  342,967     $ 361,496     $366,424     $  338,673    $ 291,098
EBITDA (3)                     14,972        15,015         17,696        (2,143)     (15,601)       (92,682)     (56,754)
Operating income (loss)        10,301        10,177          8,061       (15,030)     (29,415)      (106,841)     (66,638)
Net income (loss)             293,662        (4,123)       (19,953)      (94,973)     (71,869)      (120,843)     (78,144)
BALANCE SHEET DATA:
Working capital             $  41,064     $ (20,216)    $  (32,249)    $ (19,443)    $ 19,596     $ (218,912)   $   8,017
Total assets                  343,954       212,637        217,043       216,246      264,828        247,788      289,957
Long-term debt                118,533         -             -             -             -             -           183,696
SELECTED OPERATING DATA
Comparable store net
sales
   (decrease) increase           1.0%          1.0%           9.3%         -1.0%         4.5%          15.0%       -26.3%
Number of stores
   Full price stores                7             7              7            10           13             14           15
   Outlet stores                   13            13             13            10            7              3            2
                           ------------- ------------- ------------- ------------- ------------- ------------- -------------
Total stores                       20            20             20            20           20             17           17


1 The income statement data presented above reflects the results of operations for the Predecessor Company. The Plan became effective on January 28, 1999 and the results of operations for the Successor Company for the two day period are immaterial and are not shown separately.

2 Effective January 1999, the Company changed its fiscal year to coincide with the Saturday closest to the end of January.

3 Earnings before interest, taxes, depreciation and amortization. Includes non-recurring charges but excludes reorganization costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


OVERVIEW

          The Company is a retailer of men's and women's apparel and items for the home. In the late 1980's, the Company and certain of its subsidiaries entered into various transactions and agreements with Isetan or subsidiaries of Isetan, principally related to the building of the three flagship stores and trademark licensing arrangements. Additionally, the Company had entered into various transactions and agreements with affiliate companies and other related parties, primarily engaged in the operation of real estate properties and Barneys New York credit card operations.

          The Company's financial results over the past three years have been impacted as a result of its filing for reorganization under Chapter 11 of the Bankruptcy Code on January 10, 1996 (the "Filing Date") and subsequent emergence from Chapter 11 reorganization on January 28, 1999 (the "Effective Date").

          The Company incurred reorganization costs of $13.8 million, in the six months ended January 30, 1999, and $16.0 million, $72.2 million and $29.4 million in fiscal years 1998, 1997 and 1996, respectively. These charges included, over the three year period, approximately $58.9 million in relation to the closing of under-performing stores, $34.9 million in professional fees, $18.0 million for payroll and related costs including termination costs and a key employee retention program, and approximately $19.6 million of other reorganization costs.

          On the Effective Date, the Company restructured its capitalization in accordance with the Plan. The application of "fresh start" reporting provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") as of the Effective Date included adjustments to certain assets and liabilities, which resulted in a $0.3 million one-time charge to earnings. Also on the Effective Date, the value of the cash and securities distributed by the Company in settlement of the claims resulted in an extraordinary gain of $302.3 million. Further, the Company recognized reorganization value in excess of amounts allocable to identifiable assets ("Excess Reorganization Value") of $177.8 million. This excess reorganization value will be amortized by the straight-line method over 20 years.

          In January 1999, the Company entered into a $120,000,000 revolving credit facility (the "Credit Agreement") with Citicorp USA, Inc., General Electric Capital Corporation, BNY Financial Corporation, and National City Commercial Finance, Inc. that matures on January 28, 2003. The proceeds from this facility were used to repay borrowings under the debtor in possession credit agreement with BankBoston N.A., to pay certain claims, to pay professional fees and to provide working capital to the Company as it emerged from its chapter 11 proceeding pursuant to the Plan.

"FRESH-START" REPORTING

          The balance sheet information at January 30, 1999 included under "Selected Historical Financial Information" reflects the Company's Chapter 11 plan of reorganization and the application of the principles of "fresh start" reporting in accordance with the provisions of SOP 90-7. Accordingly, such financial information is not comparable to the Company's historical financial information prior to the Effective Date.

          The reorganization value used as a basis for the "fresh start" reporting was determined to be $285 million. The equity value of the Company as of January 28, 1999 was calculated to be approximately $154.3 million based upon this reorganization value.

          "Fresh start" accounting adjustments have been made to reflect the estimated adjustments necessary to adopt "fresh start" reporting in accordance with SOP 90-7. "Fresh start" reporting requires that the reorganization value of the Company be allocated to its assets in conformity with Accounting Principles Bulletin Opinion No. 16, "Business Combinations," for transactions reported on the basis of the purchase method. Any reorganization value greater than the fair value of specific tangible or identified intangible assets is to be included on the balance sheet as reorganization value in excess of amount allocable to identifiable assets and amortized over time.

OPERATING RESULTS

          Since the Filing Date, the Company has devoted a significant amount of time to analyzing its cost structure to develop cost-reduction initiatives to improve the overall financial condition and operating results of the Company. The Company's present operating results reflect the continued progress made with the cost reduction initiatives implemented since the Filing Date. In the six months ended January 30, 1999, selling, general and administrative expenses declined as a percentage of sales to 40.5% from 43.0% in the comparable period last year. In 1998, the most recent full year of operations, selling, general and administrative expenses as a percent of sales were 44.1%, significantly below the 1996 level of 54.9%. Since the Filing Date, the Company has closed seven full price stores, opened seven new outlet stores and reduced the Company's headcount by more than 300. The majority of the store closings occurred in July and August of 1997 when the Company closed its full price stores in Texas, Michigan and the original Barneys New York store located on 17th Street in New York.

          Earnings before interest, taxes, depreciation and amortization (excluding reorganization costs) as a percent of net sales for the six months ended January 30, 1999 and January 31, 1998, fiscal 1998 (52 weeks), fiscal 1997 (52 weeks), and fiscal 1996 (53 weeks) were as follows:


                                                  Six months    Six months
                                                     Ended         Ended     Fiscal      Fiscal      Fiscal
                                                    1/30/99       1/31/98     1998        1997        1996
                                             ----------------------------------------------------------------
   Net Sales                                        100.0%        100.0%     100.0%      100.0%       100.0%
   Cost of sales                                     52.3          51.1       52.1        53.2         52.8
                                             ----------------------------------------------------------------
   Gross profit                                      47.7          48.9       47.9        46.8         47.2

   Selling, general and administrative
       expenses (including occupancy
       expenses)                                     40.5          42.5       44.1        48.0         54.9
   Other (income) expense, net (1)                   (1.1)         (1.8)      (1.4)       (0.6)        (3.5)
                                             ----------------------------------------------------------------

   Earnings before Interest, Taxes,
       Depreciation and Amortization
       (EBITDA)                                       8.3%          8.2%       5.2%       (0.6)%       (4.2)%
                                             ================================================================


(1) Other income (expense) net includes Impairment and special charges (1996), Royalty income (1998, 1997 and 1996), foreign exchange gains (1996) and other income, net in each of the periods presented.

SIX MONTHS ENDED JANUARY 30, 1999 COMPARED TO THE SIX MONTHS ENDED JANUARY 31, 1998

          The emergence from Chapter 11 proceedings effective January 28, 1999 as well the implementation of the store closing program announced in 1997 are the primary factors affecting comparability of operating results. The store closings in 1998 were as follows: the 17th Street flagship store in mid-August 1997; the Connecticut full-price store in January 1998; and the Costa Mesa, California full-price store in July 1998. In the six months ended January 31, 1998, the Company opened new outlet stores in Hawaii, Massachusetts and California.

          Additionally, in December 1998, in connection with the approval of the Plan and the settlements included therein, specific uncertainties with respect to collectibility issues of certain amounts due from affiliated entities were resolved. Accordingly, the Company was able to reduce its affiliate receivable reserve by approximately $1.9 million, principally representing cash payments from an affiliate. This reserve reversal reduced selling, general and administrative expenses and reorganization costs by approximately $0.5 million and $1.4 million, respectively, in the six months ended January 30, 1999.

          Net Sales for the six months ended January 30, 1999 were $181.7 million compared to $183.8 million a year ago, a decrease of 1.1%. This decrease is primarily attributable to the three full price store closings since July 1997. Included in net sales for the six months ended January 31, 1998 is $5.8 million generated from stores closed under the Company's store closing program, completed in July 1998. Comparable store sales increased approximately 1%, principally due to an increase at full-price stores offset by weakness in both the outlet and warehouse sale locations.

          Gross profit on sales decreased 3.7% to $86.6 million for the six months ended January 30, 1999 from $89.9 million for the six months ended January 31, 1998, primarily due to lower revenues as a result of the store closings. As a percentage of net sales, gross profit was 47.7% for the six months ended January 30, 1999 compared to 48.9% in the year ago period. The decrease resulted primarily from increased promotional markdowns in the outlet and warehouse sale locations and non-recurrence of favorable variances on foreign currency denominated purchases in the year ago period.

          Selling, general and administrative expenses, including occupancy expenses, declined 5.7% in the six month period ended January 30, 1999 to $73.6 million from $78.1 million in the prior year. This decrease was primarily due to reductions in personnel and occupancy costs, related to the store closings and corporate headcount reductions as well as continuing improvements from the Company's cost-reduction initiatives.

          There was no royalty income in the six months ended January 30, 1999, compared to $1.7 million in the prior year. The six months ended January 31, 1998 includes $1.3 million received by the Company in connection with the termination of a license agreement.

          Interest expense decreased 14.7% in the six months ended January 30, 1999 to $4.8 million from $5.6 million a year ago. Higher interest expense associated with the Company's short-term borrowings was offset by a significant reduction in the portion of interest expense associated with the amortization of related bank fees. The fee to extend the Revolving Credit and Guaranty Agreement with BankBoston, N.A. and other lenders party thereto (the "DIP Credit Agreement") to February 1, 1999 from August 1, 1998 was minimal in relation to the original DIP Credit Agreement fees. Average borrowings for the 26 week periods ended January 30, 1999 and January 31, 1998 were $82.0 million and $67.0 million, respectively, and the effective interest rate on the Company's outstanding debt was 10.0% in the six months ended January 30, 1999 compared to 16.5% in the prior year.

          Reorganization costs increased 59.3% to $13.8 million in the six months ended January 30, 1999 from $8.7 million in the year ago period. This increase is mainly attributable to costs triggered in connection with the negotiation and consummation of the Plan as well as higher employee separation costs. Included in these amounts for the respective periods are professional fees of $3.6 million (including $2.4 million for professionals retained by the principal Plan Investors) and $5.1 million, provisions of $1.0 million and $1.1 million for a key employee severance and retention program, employee separation costs of $3.1 million and $.6 million and other miscellaneous costs of $6.0 million and $1.9 million. The increase in other miscellaneous costs is principally attributed to the remaining fee due Dickson Concepts of $3.5 million in connection with the termination of the Dickson Concepts proposed purchase agreement.

          The Company recorded $0.3 million in "fresh-start" expense in relation to the emergence from Chapter 11 reorganization in January 1999. Related "fresh-start" adjustments of $167.9 million were credited to retained earnings in the six months ended January 30, 1999 principally to eliminate the Company's cumulative deficit as of the Effective Date.

          The Company recognized a gain of $302.3 million related to debt discharged in the Company's emergence from Chapter 11 reorganization in January 1999.

FISCAL 1998 COMPARED TO FISCAL 1997

          During 1997, the Company decided to close certain stores and reduce personnel (the "1997 Restructuring Program"). The implementation of the 1997 Restructuring Program announced in 1997 is one of the primary factors affecting comparability of operating results for 1998 and 1997. In July 1997, the Company closed its full-price stores in Texas and Michigan. The store closings in 1998 were as follows: the 17th Street flagship store in mid-August 1997; the Connecticut full-price store in January 1998; and the Costa Mesa, California full-price store in July 1998. Additionally, in the second quarter of 1998, the Company opened new outlet stores in Hawaii, Massachusetts and California.

          Net sales for 1998 were $343.0 million compared to $361.5 million in the prior year, a decrease of 5.1%. This decrease is primarily attributable to the store closings pursuant to the 1997 Restructuring Program. Included in net sales for 1997 is $63.7 million generated from stores closed under this program, completed in July 1998. Comparable store sales increased 9.3%, principally due to a double-digit increase at full-price stores, in part, attributable to the Company's success in transitioning shoppers from the 17th Street store to the Madison Avenue store. This increase was partially offset by a double-digit decline at our outlet stores.

          Gross profit on sales decreased 2.9% to $164.2 million in 1998 from $169.2 million in 1997, primarily due to lower revenues as a result of the store closings. As a percentage of net sales, gross profit was 47.9% in 1998 compared to 46.8% in the prior year. The increase resulted primarily from reductions in inventory shortages and favorable variances on foreign currency denominated purchases.

          Selling, general and administrative expenses, including occupance expenses, declined 12.8% in 1998 to $151.2 million from $173.4 million in the prior year. This decrease was primarily due to reductions in personnel and occupancy costs, related to the store closings and corporate headcount reductions as well as continuing improvements under the Company's cost-reduction initiatives.

          Royalty income increased to $1.7 million in 1998 from $0.4 million in 1997. The increase is attributable to $1.3 million the Company received upon termination of a license agreement.

          Interest expense increased 55.9% in 1998 to $12.0 million from $7.7 million in 1997. This increase resulted from a higher effective interest rate under the Company's DIP Credit Agreement as well as higher average borrowings throughout the year. The effective interest rate on the Company's outstanding debt was 16.6% in 1998 compared to 14.3% in the prior year.

          Depreciation expense decreased 25.2% in 1998 to $9.6 million from $12.9 million in 1997. This decrease resulted from the store closings pursuant to the 1997 Restructuring Program discussed above.

          Reorganization costs declined 77.9% to $16.0 million in 1998 from $72.2 million in the prior year. This decrease is mainly attributable to the non-recurring store closings costs of $50 million incurred in 1997. Other reorganization costs for the respective periods are professional fees of $7.4 million and $13.9 million, provisions of $1.9 million and $2.4 million for a key employee severance and retention program and other miscellaneous costs of $6.7 million and $5.9 million. The decline in professional fees is primarily related to reduced legal costs associated with the Chapter 11 proceedings.

FISCAL 1997 COMPARED TO FISCAL 1996

          The Chapter 11 filing on January 10, 1996 is one of the key factors affecting comparability of operating results between 1997 and 1996. As a result of the Chapter 11 filing on January 10, 1996, not only did the Company cease accruing interest on pre-petition debt, but the Company also ceased accruing stated rent expense to Isetan and affiliated companies for the Madison Avenue, Beverly Hills and Chicago stores and to substantially all of its equipment lessors as a result of disputes on the characterization of these obligations. However, in accordance with interim stipulations, Orders of the Court and the DIP Credit Agreement, the Company made "on-account" cash payments to Isetan and the equipment lessors at rates significantly below the contractual obligations. Accordingly, selling, general and administrative expenses from January 11, 1996 forward includes "rent" expense pursuant to the Isetan Payment Agreements and the Equipment Lessor Agreements (collectively the "Payment Agreements") discussed in Note 8 of the Notes to Consolidated Financial Statements. Prior to such date, the Company recorded rent expense based on the terms of the original obligations.

          Additionally, in 1996 through the Filing Date, the Company recognized royalty income of $1.4 million pursuant to the original terms of the licensing agreement with Isetan and a $9.4 million translation gain on a foreign currency denominated debt obligation to Isetan. These amounts were non-recurring in future reporting periods.

          Net sales for 1997 were $361.5 million compared to $366.4 million in 1996, a decrease of 1.3%. 1996 included 53 weeks; therefore, 1996 net sales comparisons are presented on a 52-week basis for comparability. After adjusting for the impact of the 53rd week in 1996, sales increased less than 1% in 1997. The sales increase was primarily attributable to the three new outlet stores opened in Connecticut, Arizona, and New York, as well as overall growth in the outlet stores opened in 1996. This increased revenue in the outlet stores was offset by a comparable store sales decrease of 1%, spread principally between the full-price stores and the warehouse sale events. Exclusive of the restaurant operations in the full-price stores, net sales increased 0.3% or $1.0 million, however there was a significant shift in sales composition with net sales declining $5.4 million at the 17th Street store offset by a $5.1 million increase in net sales at the Madison Avenue store. The sales decrease at the 17th Street store was partially attributed to the migration of business to the newer, larger flagship store on Madison Avenue and to the changing retail landscape in the area surrounding the original flagship store.

          Gross profit on sales decreased 2.1% to $169.2 million in 1997 from $172.8 million in 1996. As a percentage of net sales, gross profit was 46.8% in 1997 compared to 47.2% in 1996. These variances are principally attributed to reduced volume of the restaurant operations, principally in the higher margin businesses associated with the dinner volume and its related alcohol sales. Exclusive of the restaurant operations, gross profit was 46.5% in 1997 compared to 46.6% in 1996.

          Selling, general and administrative expenses, including occupancy expenses, declined 13.8% to $173.4 million in 1997 from $201.2 million in 1996. As a percentage of net sales, selling, general and administrative expenses were 48.0% in 1997 and 54.9% in 1996. This decrease is attributed to the Company's continuing efforts at reducing costs pursuant to its cost reduction initiatives, notably a $6.6 million reduction in personnel costs, $1.2 million in packaging and supply costs, a $1.0 million reduction in advertising and related expenses as well as a $2.0 million reduction in professional fees related to its legal, accounting and financial advisory services. Prior to the Filing Date, the Company incurred significant professional fees which were included in selling, general and administrative expenses. Subsequent to the Filing Date, such expenses are principally included in Reorganization costs. In addition, "rent" expense associated with the Madison Avenue, Beverly Hills and Chicago stores and certain Equipment Leases declined approximately $12.1 million as a result of the Payment Agreements discussed above.

          Interest expense decreased 39.0% to $7.7 million in 1997 from $12.6 million in 1996. At the Filing Date, the Company had $282.0 million of outstanding debt. As a result of the Chapter 11 filings, the Company ceased accruing interest on this pre-petition debt as of January 10, 1996. The Company's average borrowings under the DIP Credit Agreement from the Filing Date to the end of 1996 of approximately $28 million have been substantially below historical borrowing levels translating into reduced interest expense.

          While operating as a debtor in possession, the Company incurred reorganization costs of approximately $72.2 million in 1997 and $29.4 million in 1996. Included in these amounts for the respective periods are asset write-offs (including store closing costs) of $38.8 million and $8.4 million, lease rejection costs of $15.0 million and $1.0 million, straight line rent reversal of $(3.8) million and $(0.1) million, professional fees of $13.9 million and $10.0 million, provisions of $2.4 million and $0.6 million for a key employee severance and retention program and other miscellaneous costs of $5.9 million and $9.9 million.

LIQUIDITY AND CAPITAL

LIQUIDITY AND CAPITAL RESOURCES

     CASH USED IN OPERATIONS AND WORKING CAPITAL. The Company's primary source of liquidity has been borrowings under various credit facilities (see description of the various credit facilities in the following section).

     For the reporting periods below, net cash used in operations was as follows ($ in thousands):


                                       Six Months    Six Months
                                          Ended         Ended       Fiscal        Fiscal        Fiscal
                                        Jan. 30,      Jan. 31,       Year          Year          Year
                                          1999          1998         1998          1997          1996
                                       ------------ ------------- ------------ ------------- -------------
Net income (loss)                       $ 293,662     $ (4,123)     $(19,953)    $(94,973)     $(71,869)
Depreciation and amortization               5,259        7,364        13,433       14,841        14,849
Other non-cash charges                   (306,854)        (115)        1,329       51,977         6,554
Changes in current assets and             (10,317)      (5,135)       (5,253)       6,897        10,908
                                         --------     --------      --------     --------      --------
liabilities

Net cash used in operating activities     (18,250)      (2,009)      (10,444)     (21,258)      (39,558)
                                       ============ ============= ============ ============= =============


          The Company's inability to generate cash from operations and, accordingly, its need to provide liquidity through credit facility borrowings were primarily due to: significant reorganization costs incurred during the Chapter 11 case; the lack of full credit support from the vendor community due to the Chapter 11 status, which necessitated significant prepayment of merchandise vendors; and the growth of the Company's private label credit card portfolio, which was financed by the Company's credit facilities.

          Due to the items described above, the Company had a working capital deficiency after the first post Chapter 11 fiscal year end through the emergence from Chapter 11 (January 28, 1999) as follows ($ in thousands):


                                    At            At            At            At            At            At
                                 Jan. 30,      Jan. 28,      Jan. 31,     August 1,     August 2,     August 3,
                                   1999          1999          1998          1998          1997          1996
                               ------------- ------------- ------------- ------------- ------------- -------------
Working capital (deficiency)     $41,064      $(40,316)     $(20,216)     $(32,249)     $(19,443)      $19,596
                               ============= ============= ============= ============= ============= =============


          Working capital (deficiency) for all periods above are net of the amount then outstanding on the credit facilities that existed at the time, except for January 30, 1999, where the amount then outstanding on the credit facility ($62,096,000) is classified as long term. The classifications are based on the terms of the credit facilities that existed at the time.

          For the reporting periods below, net cash provided (used) by financing and reorganization activities was as follows ($ in thousands):


                                         Six Months        Six Months        Fiscal          Fiscal         Fiscal
                                            Ended            Ended            Year            Year           Year
                                        Jan. 30, 1999    Jan. 31, 1998        1998            1997           1996
                                       ---------------- ----------------- -------------- ---------------- ------------
Net cash (used in) provided by
 financing activities                     $(13,341)          $2,175         $11,324         $23,113        $59,934
Net cash provided by reorganization
 activities                                 40,243                0               0               0              0
                                          --------           ------         -------         -------        -------
Net cash provided by financing and
 reorganization activities                  26,902           2,175           11,324          23,113         59,934
                                       ================ ================= ============== ================ ============


          Net cash provided by reorganization activities represents $62,500,000 of proceeds from the equity rights offering pursuant to the Company's Chapter 11 plan of reorganization less cash distributions related thereto.

          CREDIT FACILITIES. On January 28, 1999, the Company entered into a four year Credit Agreement with several financial institutions led by Citicorp USA, Inc. The Credit Agreement provides a $120,000,000 revolving credit facility with a $40,000,000 sublimit for the issuance of letters of credit. The proceeds from this facility were used to refinance the debtor-in-possession credit agreement with BankBoston N.A., to pay certain claims pursuant to the Chapter 11 plan of reorganization, to pay professional fees, to fund working capital in the ordinary course of business and for other general corporate purposes not prohibited thereunder. Obligations under the Credit Agreement are secured by a first priority and perfected lien on substantially all unencumbered assets of the Company.

          Revolving credit availability is calculated as a percentage of eligible inventory (including undrawn letters of credit) and Barneys New York credit card receivables plus $20,000,000 (such amount subject to a downward adjustment as defined). Interest rates on the Credit Agreement are either the Base Rate (as defined) plus 1.25% or LIBOR plus 2.25%, subject to adjustment after the first year. The Credit Agreement also provides for a fee of 1.25% to 1.75% per annum on the daily average letter of credit amounts outstanding and a commitment fee of 0.375% on the unused portion of the facility.

          The Credit Agreement contains various financial covenants principally relating to net worth, leverage, earnings and capital expenditures. During the fiscal year ending January 29, 2000, the Credit Agreement covenants do not allow for any material deviation from the Company's business plan for such year. The covenant which allows for the least deviation from the business plan is the EBITDA covenant, where a more than 5% deviation for fiscal year 1999 of actual EBITDA versus planned EBITDA will result in a covenant violation.

          At January 30, 1999, the Company had approximately $28,045,000 of availability under the Credit Agreement, after consideration of $62,096,000 of revolving loans and $19,944,000 of letters of credit outstanding.

          There can be no assurance that the Company can achieve its financial forecasts in Fiscal Year 1999 or beyond. Any material deviations from the Company's forecasts could require the Company to seek alternative sources of financing or to reduce expenditures. There can also be no assurance that alternative financing could be obtained, or if obtained, would be on terms acceptable to the Company.

          During fiscal year 1996 through January 28, 1999, the Company's working capital was provided by various credit facilities in effect during the period. Credit facilities that existed at the time of the Chapter 11 filing (January 10, 1996) were ultimately not repaid in full, but settled as part of the Company's Chapter 11 plan of reorganization. During the Chapter 11 period, the Company entered into two debtor-in-possession credit facilities, the first of which was repaid in full pursuant to a refinancing on July 16, 1997 and the second which was repaid in full pursuant to the Credit Agreement dated January 28, 1999.

          CAPITAL EXPENDITURES. The Company incurred capital expenditures (net of landlord contributions) of $22,777,000 during the three and one-half year period ending January 30, 1999. $14,933,000 represented the cost to refurbish existing stores, $2,065,000 was spent to open outlet stores, administrative facility expenditures were $2,886,000 and $2,893,000 was incurred on management information systems. Significant additional capital expenditures will be required for the Company to upgrade its management information systems.

          Pursuant to Credit Agreement covenants, the Company's total capital expenditures for fiscal year 1999 are capped at $7,250,000. The Company will fund these expenditures through borrowings under the Credit Agreement.


SEASONALITY

          The Company's business is seasonal, with higher sales and earnings occurring in the quarters ending in October and January of each year. These two quarters, which include the holiday selling season, coincide with the Company's fall selling season. Additionally, net sales and cash flow are favorably impacted, in the quarters ending in April and October by the seasonal warehouse sale events in New York and Santa Monica.

          The following table sets forth sales and EBITDA for fiscal years 1998 and 1997. This quarterly financial data is unaudited but gives effect to all adjustments necessary, in the opinion of management of the Company, to present fairly this information.


                            1998 - Quarter Ending                          1997 - Quarter Ending
                ----------------------------------------------  ---------------------------------------------
                  11/1/97    1/31/98    5/2/98      8/1/98        11/2/96    2/1/97     5/3/97     8/2/97
                ----------------------------------------------  ---------------------------------------------
Net Sales       $  95,890  $  87,870  $  87,309  $  71,898      $  96,721  $  98,682  $  87,716  $  78,377
As % of year          28%        26%        25%        21%            27%        27%        24%        22%

EBITDA          $   7,813  $   7,201  $   3,463  $   (781)      $   2,781  $   3,214  $ (2,952)  $ (5,186)
                ==============================================  =============================================


INFLATION

          Inflation over the past few years has not had a significant impact on the Company's sales or profitability.

ECONOMIC CLIMATE RISK

          As a luxury goods retailer, the Company is subject to economic risk conditioned upon the general health and stability of the U.S. economy. A downturn in the stock market could cause the Company's business to soften, especially in the New York area. During September 1998 when the Dow dropped approximately 900 points, the Company's stores in the New York area experienced a sales decrease of 10-26% versus the same period in the prior year.


YEAR  2000

          The Year 2000 ("Y2K") issue relates to the inability of information systems to properly recognize and process date-sensitive information beyond January 1, 2000. Many computer systems and software products may not be able to interpret dates after December 31, 1999 because such systems and products allow only two digits to indicate the year in a date. As a result, these systems and products are unable to distinguish January 1, 2000 from January 1, 1900, which could have adverse consequences on the operations of an entity and the integrity of information processing.

          The Company's management recognized the need to address the Y2K issue in all internal systems and applications. A Y2K plan was developed in April 1998 to define all applications requiring system upgrades.

          Letters were mailed to all system related vendors in March through July of 1998. The letters instructed vendors to confirm status of their systems and/or applications in connection with Y2K compliance needs. The Company required modifications to software and hardware systems to make reasonably certain these applications should perform properly after December 31, 1999. Vendors responded, providing schedules for upgrades on hardware and software utilized by the Company. As of May, 1999, 85% of all vendors have complied with written requests to address Y2K limitations. The remaining 15% of software/hardware vendors have been contacted and schedules are being coordinated with various departments and locations. Completion of modifications is currently scheduled for Fall 1999.

          The Company is modifying or replacing portions of its software systems to attempt to make all applications Y2K compliant. The components requiring upgrade include software related applications controlling merchandising, credit, marketing, accounting, distribution, sales audit and store security systems. The process has provided an opportunity to introduce the latest versions of software as well as to upgrade hardware for loss prevention, purchasing and distribution. New security software computers were installed at the Madison Avenue and Beverly Hills stores. New versions of software are to be installed on the VAX system which controls the Distribution Center sorting equipment.

          The Company is utilizing both internal and external resources to reprogram, replace and test software for Y2K modifications. All computer network servers utilizing Novell technology will be upgraded with Y2K compliant software versions. System related upgrades began in March 1998 when STS, the retail system vendor, began installing Y2K compliant software on the Company's main frame computer.

          Expenditures for Y2K related projects between April 1998 to May 1999 were $165,000, predominately to modify software applications. The Company's management anticipates additional Y2K expenses will total approximately $50,000.

          The Company's cost of the Y2K project, and the dates on which the Company believes it will substantially complete Y2K modifications are based on management's best estimates. Currently no contingency plan exists in the event that Y2K modifications are not complete or ineffective but management will periodically evaluate the need for one and adapt accordingly. There is no certainty or guarantee that these estimates will be achieved, and actual costs could be materially greater than anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in the Y2K area, the compliance by merchandise and other suppliers and other third parties, and similar uncertainties.

          No assurances can be given that the Company will be able to completely identify or address all Year 2000 compliance issues, or that third parties with whom the Company does business will not experience system failures as a result of the Year 2000 issues, nor can the Company fully predict the consequences of noncompliance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK ASSESSMENT

          Market risks relating to the Company's operations result primarily from changes in interest rates and foreign exchange rates. To address some of these risks the Company enters into various hedging transactions as described below. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

FOREIGN CURRENCY RISK

          The Company periodically enters into foreign exchange forward contracts and option contracts to hedge some of its foreign exchange exposure. The Company's objective in managing the exposure to changes in foreign currency exchange is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention of its core business issues and challenges. The Company uses such contracts to hedge exposure to changes in foreign currency exchange rates, primarily in Western Europe, associated with purchases denominated in foreign currency. The principal currencies hedged are the Italian lira, German mark, British pound, and the French franc. A uniform 10% weakening as of August 1, 1998 in the value of the dollar relative to the currencies in which the purchases are denominated would have resulted in a $3.8 million decrease in gross profit for the twenty-six week period ending January 30, 1999. Comparatively, the result of a uniform 10% weakening as of July 30, 1997 in the value of the dollar relative to the currencies in which the purchases are denominated would have resulted in a $7.2 million decrease in gross profit for the fiscal year ended July 31, 1998.

          This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects in exchange rates, which are a changed dollar value of the resulting purchases, changes in exchange rates also affect the volume of purchases or the foreign currency purchase price as competitors prices become more or less attractive.

INTEREST RATE RISK

          The Company's earnings are affected by changes in short-term interest rates as a result of its revolving credit agreement. If short-term interest rates averaged 2% more in the twenty-six week period ended January 30, 1999 than they did in the preceding twenty-six week period, the Company's interest expense would have increased, and income before taxes would decrease by $0.8 million. Comparatively, if short-term interest rates averaged 2% more in fiscal year 1998 than they did in fiscal year 1997, the Company's interest expense would have increased, and loss before taxes would have increased by $2.0 million. In the event of a change of such magnitude, management would likely take actions to mitigate its exposure to the change. However, due to uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

ITEM 3.   PROPERTIES.

          The Company's principal facilities include corporate offices, a central alterations facility, a distribution center and three flagship stores. Prior to the Effective Date, Barneys formed three subsidiaries (each, a "Lease Subsidiary"), each of which acts as lessee and sublessor for one of the flagship stores. On the Effective Date, pursuant to the Plan, (i) the fee interest in the properties on which the New York and the Chicago flagship stores are located, and the leasehold interest in the property on which the Beverly Hills flagship store is located, were transferred to an affiliate of Isetan, (ii) such affiliate, as lessor, entered into amended and restated leases with each of the tenants in each of the properties, and (iii) each of such tenants assigned the leasehold interest in the related property to one of the Lease Subsidiaries, which in turn entered into a sublease with Barneys, in the case of the New York and Beverly Hills stores, and with Barneys America, Inc., a subsidiary of Barneys, in the case of the Chicago store. The lease for the New York store is for a term of twenty years, with four options to renew of ten years each. The lease for the Chicago store is for a term of ten years, with three options to renew of ten years each. The lease for the Beverly Hills store is for a term of twenty years, with three options to renew of ten years each. The leases for the flagship stores are all triple-net leases. In the case of the Beverly Hills flagship store, Barneys is also responsible for the rent payable pursuant to the existing ground lease.

          The Company's corporate offices, central alterations facility, distribution center, warehouse sale locations and its 20 stores are located at the following locations:

     CORPORATE OFFICES                         REGIONAL STORES

     New York, NY                              New York (World Financial Center)
                                               Manhasset, NY
     CENTRAL ALTERATIONS FACILITY              Chestnut Hill, MA
                                               Seattle, WA
     New York, NY

     DISTRIBUTION CENTER                       OUTLET STORES

     Lyndhurst, NJ                             Harriman, NY
                                               Worcester, MA
     FLAGSHIP STORES                           Potomac Mills, VA
                                               Cabazon, CA
     New York, NY                              Sunrise, FL
     Beverly Hills, CA                         Camarillo, CA
     Chicago, IL                               Dawsonville, GA
                                               Clinton, CT
                                               New River, AZ
     WAREHOUSE SALE LOCATIONS                  Riverhead, NY
                                               Wrentham, MA
     New York, NY                              Waikele, HI
                                               Carlsbad, CA

          The Company also leases certain other facilities for its semi-annual warehouse sales. The Company believes that all of its facilities are suitable and adequate for the current and anticipated conduct of its operations. The Company has established a financial reserve for the planned closure of certain outlet stores.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

OWNERSHIP OF EXISTING EQUITY SECURITIES

          The following table sets forth information as of May 14, 1999 with respect to the beneficial ownership of shares of Holdings Common Stock and Preferred Stock by (a) each person or group that is known to Holdings to be the beneficial owner of more than 5% of the outstanding shares, (b) each director and named executive officer of Holdings, and (c) all directors and executive officers of Holdings as a group on such date.


                                                                   Common Stock
                                                                   ------------
                  Name and Address                             Number             Percent
                 of Beneficial Owner                         of Shares           of Class
                 -------------------                         ---------           --------
Whippoorwill Associates, Inc.,                                5,149,468(1)         39.4%
on behalf of its Discretionary Accounts
11 Martine Avenue
White Plains, New York 10606

Bay Harbour Management L.C.                                   5,169,003(2)         39.5%
on behalf of its Managed Accounts
885 Third Avenue, 34th Floor
New York, New York 10022

Isetan Company Limited                                        1,200,785(3)          9.4%
14-1 Shinjuku 3-Chome
Shinjuku-ku, Tokyo
Japan 160-0022

Shelley F. Greenhaus                                          5,151,968(4)         39.4%
c/o Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606

John Halpern                                                      2,500(5,6)         *

Yasuo Okamoto                                                     2,500(5)           *

Allen I. Questrom                                               186,213(7)          1.5%

Carl Spielvogel                                                   2,500(5)           *

David A. Strumwasser                                          5,151,968(4)         39.4%
c/o Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606

Robert J. Tarr, Jr.                                               2,500(5)           *



                                                                   Common Stock
                                                                   ------------
                  Name and Address                             Number             Percent
                 of Beneficial Owner                         of Shares           of Class
                 -------------------                         ---------           --------
Douglas P. Teitelbaum                                         5,171,503(8)         39.5%
c/o Bay Harbour Management L.C.
885 Third Avenue, 34th Floor
New York, New York 10022

Steven A. Van Dyke                                            5,171,503(8)         39.5%
c/o Bay Harbour Management L.C.
777 South Harbour Island Blvd.
Tampa, Florida  33602

Shelby S. Werner                                              5,151,968(4)         39.4%
c/o Whippoorwill Associates, Inc.
11 Martine Avenue
White Plains, New York 10606

Judy Collinson                                                     -                 -

Tom Kalenderian                                                    -                 -

Michael Tymash                                                     -                 -

Directors and Executive Officers                              10,527,184             76%
as a Group


-------------------

* Less than 1%.

1 All of such shares are owned by various limited partnerships, a limited liability company, a trust and third party accounts for which Whippoorwill has discretionary authority and acts as general partner or investment manager. Includes an aggregate of 288,061 shares and 297,734 respectively, of Holdings Common Stock issuable to Whippoorwill pursuant to the option granted to it under the Stock Purchase Agreement, and pursuant to its Unsecured Creditors Warrants. To the extent that either Bay Harbour or Whippoorwill does not fully exercise its option, the unexercised portion thereof may be exercised by the other. See "BUSINESS - the Reorganization". In addition, Bay Harbour and Whippoorwill have entered into a stockholders' agreement with respect to their ownership in, and the voting of the capital stock of, Holdings.

2 All of such shares are owned directly by BHB LLC, of which Bay Harbour is the manager. Includes an aggregate of 288,061 shares and 290,690 shares, respectively, of Holdings Common Stock issuable to Bay Harbour pursuant to the option granted to it under the Stock Purchase Agreement, and pursuant to its Unsecured Creditors Warrants. To the extent that either Bay Harbour or Whippoorwill does not fully exercise its option, the unexercised portion thereof may be exercised by the other. See "BUSINESS - the Reorganization". In addition, Bay Harbour and Whippoorwill have entered into a stockholders' agreement with respect to their ownership in, and the voting of the capital stock of, Holdings.

3 Includes 287,724 shares of Holdings Common Stock issuable to Isetan upon exercise of the Isetan Warrant.

4 Includes all shares of Holdings Common Stock beneficially owned by Whippoorwill. Mr. Greenhaus is a principal, President and Managing Director, Mr. Strumwasser is a principal, Managing Director and General Counsel, and Ms. Werner is a principal, Vice President and Managing Director, of Whippoorwill. Also includes 2,500 shares of Holdings Common Stock issuable pursuant to options granted to each of Messrs. Greenhaus and Strumwasser and Ms. Werner under the Company's Stock Option Plan for Non-Employee Directors (the "Option Plan").

5 Represents shares of Holdings Common Stock issuable upon exercise of an option granted to non-employee directors under the Option Plan.

6 Halpern, Denny & Company, of which John Halpern is a partner, is a member of BHB LLC. Mr. Halpern disclaims beneficial ownership of any shares of Holdings Common Stock owned by BHB LLC.

7 Represents the vested portion of shares of Common Stock issuable upon exercise of an option granted to Mr. Questrom pursuant to his employment agreement.

8 Includes all shares of Holdings Common Stock beneficially owned by Bay Harbour. Messrs. Teitelbaum and Van Dyke are principals of Bay Harbour. Also includes 2,500 shares of Holdings Common Stock issuable pursuant to options granted to each of Messrs. Teitelbaum and Van Dyke under the Option Plan.

          In addition, there are 20,000 shares of Preferred Stock outstanding. The shares of Preferred Stock vote on all matters (other than the election of directors) with the Holdings Common Stock, together as a single class. The Barneys Employees Stock Plan Trust owns 15,000 shares of Preferred Stock, and Harry G. Wagner, an individual, owns 5,000 shares of Preferred Stock.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS.

          The following table sets forth certain information with respect to the persons who are members of the Board of Directors or executive officers of Holdings. Except as noted below, each director will serve until the next annual meeting of stockholders and until a successor is elected and qualified or until his or her earlier resignation or removal. Except as noted below, the term in office for all officers is one year and until their respective successors have been elected and qualified, unless such officer is removed by the Board of Directors. Except as indicated below, all directors and executive officers have held their positions at Holdings since the Effective Date or shortly thereafter.


Name                         Age       Position(s) Held
----                         ---       ----------------
Shelley F. Greenhaus         46        Director
John Halpern                 52        Director
Yasuo Okamoto                50        Director
Allen I. Questrom1           59        Director, Chairman of the Board, President and Chief
                                       Executive Officer
Carl Spielvogel              70        Director
David A. Strumwasser         47        Director
Robert J. Tarr, Jr.          55        Director, Vice Chairman of the Board
Douglas P. Teitelbaum        34        Director
Steven A. Van Dyke           39        Director
Shelby S. Werner             54        Director
Judy Collinson               47        Executive Vice President - Women's Merchandising
Tom Kalenderian              42        Executive Vice President - Men's Merchandising
Edward Lambert2              38        Executive Vice President and Chief Financial Officer
Marc H. Perlowitz            44        Executive Vice President - General Counsel and Human
                                       Resources and Secretary
Michael Tymash               42        Executive Vice President - Stores and Operations
Steven Feldman2              36        Senior Vice President and Interim Chief Financial
                                       Officer
Vincent Phelan               33        Treasurer


-------------------

1 Allen I. Questrom became Chairman of the Board, President and Chief Executive Officer effective May 5, 1999.

2 Edward Lambert resigned as an officer of the Company effective May 28, 1999. Steven Feldman became interim Chief Financial Officer as of that date.

          Set forth below are the names, positions and business backgrounds of all of the directors and executive officers of Holdings.

          Shelley F. Greenhaus is a principal of Whippoorwill Associates, Inc., an investment management firm ("Whippoorwill"), and has served as President and Managing Director of Whippoorwill since 1990. From January 1983 through August 1990, Mr. Greenhaus was a Vice President and Portfolio Manager (Distressed Securities) at Oppenheimer & Co., Inc. Prior to that, from September 1981 to January 1983, Mr. Greenhaus was a Financial Analyst at W.R. Family Associates and from July 1978 through September 1981, he was a Financial Analyst at Loeb Rhodes, Hornblower & Co. (Risk Arbitrage and Distressed Securities). Mr. Greenhaus is a director of Marvel Enterprises, Inc., an entertainment based marketing and licensing company.

          John Halpern is a partner of Halpern, Denny & Company, a private equity investment firm. Prior to that, Mr. Halpern was a founder of Bain & Company, the international consulting firm and served as its Vice Chairman until 1990. Mr. Halpern serves on the Board of Directors of certain privately held companies.

          Yasuo Okamoto is a member of the law firm of Hughes, Hubbard & Reed LLP. Prior to joining Hughes, Hubbard & Reed LLP, Mr. Okamoto was a partner at Hill, Betts & Nash from 1980-1986. Mr. Okamoto is presently a member of the Boards of Directors of Sanwa International plc and Nikon Americas, Inc. From 1990 to 1997, Mr. Okamoto was a Lecturer at the Boston University School of Law.

          Allen I. Questrom was named Chairman, President and Chief Executive Officer of Holdings on May 5, 1999, having served on the Board of Directors since January 28, 1999. Mr. Questrom spent most of his 32 year career in retail with Federated Department Stores, Inc. rising from management trainee to become the corporation's youngest Chairman and Chief Executive Officer - first in 1980 of the Rich's division based in Atlanta, in 1984 of the Bullock's division based in Los Angeles and in 1990 of Federated Department Stores, Inc., a position which he held until May 1997. Mr. Questrom also served as President and Chief Executive Officer of the Dallas-based Neiman-Marcus Department Store Group from 1988 until 1990. He also serves as a member of the Board of each of the Whitney Museum of Art in New York, the Interpublic Group of Companies, Inc. and Polo-Ralph Lauren and is on the Board of Trustees of Boston University.

          Carl Spielvogel is the Chairman and Chief Executive Officer of Carl Spielvogel Associates Inc., an investment and international counseling firm. He was the Chairman and Chief Executive Officer of United Auto Group from 1995 to 1998, and the Chairman and Chief Executive Officer of Backer Spielvogel Bates Worldwide, Inc., an international advertising agency from 1979 to 1995. Prior to his employment at Backer Spielvogel, Mr. Spielvogel was employed by the advertising agency of McCann Erickson. Mr. Spielvogel serves on the Boards of Directors of Radio Free America, Hasbro, Inc., and Data Broadcasting Inc.

          David A. Strumwasser is a principal of Whippoorwill, and has served as Managing Director and General Counsel of Whippoorwill since 1993. From 1984 through 1993, Mr. Strumwasser was a partner and co-head of the Bankruptcy and Reorganization Practice at Berlack, Israels & Liberman LLP. Prior to that, he practiced bankruptcy law at Anderson, Kill & Olick from 1981 to 1984, and at Weil, Gotshal & Manges LLP from 1976 to 1979. From 1979 to 1981, Mr. Strumwasser was an Assistant Vice President at Citicorp Industrial Credit, Inc. He is a director of Metropolis Realty Trust, Inc., a real estate investment trust.

          Robert J. Tarr, Jr. is an independent investor and consultant. He was the President, Chief Executive Officer and Chief Operating Officer of each of Harcourt General Inc. and the Neiman Marcus Group Inc. from November 1991 to January 1997. Prior to that he held a variety of positions with General Cinema Corporation, the predecessor of Harcourt General Inc., including President and Chief Operating Officer since 1984. Mr. Tarr presently serves on the Boards of Directors of John Hancock Mutual Life Insurance Company, Hannaford Bros., Inc., Houghton Mifflin & Co., Inc. and WESCO International Inc.

          Douglas P. Teitelbaum joined Bay Harbour Management L.C., an investment management firm ("Bay Harbour") as a principal in April, 1996. Prior to that time, Mr. Teitelbaum was first a managing director in the High Yield and Distressed Securities Group at Bear Stearns, Inc. and previously a partner at Dabney/Resnick, Inc., a Los Angeles based distressed securities investment boutique. Mr. Teitelbaum serves on the Boards of Directors of EZ Serve/Swifty-Mart Convenience Stores, Inc., EBC Holdings, Inc. and Tops Appliance City, Inc.

          Steven A. Van Dyke joined Bay Harbour (and its predecessor, Tower Investment Group) as a principal in 1986. He is a chartered financial analyst and is a member of both the Financial Analysts Society of Central Florida and the Association for Investment Management and Research. Mr. Van Dyke serves on the Boards of Directors of Buckhead America, EZ Serve/Swifty-Mart Convenience Stores, Inc., EBC Holdings, Inc. and Tops Appliance City, Inc.

          Shelby S. Werner is a principal of Whippoorwill, and has served as a Vice President and Managing Director of Whippoorwill since 1991. Ms. Werner joined Whippoorwill upon its formation after spending 2 years at Progressive Partners, L.P. as a Senior Managing Director and Portfolio Manager. Shelby Werner served on the Board of Directors of Texscan Corporation. She is a chartered investment counselor and a chartered financial analyst.

          Judy Collinson started with Barneys in 1989 as an Accessories Buyer. Prior to her current position, she had been responsible for Accessories and Private Label Collections. She was promoted to Executive Vice President and General Merchandising Manager for all women's merchandising in May 1998. Ms. Collinson is also responsible for women's shoes and cosmetics.

          Tom Kalenderian is head of men's merchandising. He has been at Barneys for 20 years. His responsibilities have increased over time until he was promoted to Executive Vice President/Menswear in July 1997. Mr. Kalenderian is responsible for developing and implementing menswear strategy and manages many of the key vendor relationships for the menswear business.

          Edward Lambert was appointed Chief Financial Officer of Barneys on November 11, 1998. Prior to becoming Chief Financial Officer, Mr. Lambert worked as a non-employee consultant to Barneys and assisted Barneys and its subsidiaries in its Chapter 11 restructuring. Prior to Mr. Lambert's involvement in the Chapter 11 cases of Barneys and its subsidiaries, he co-founded Meridian Ventures, Inc., a venture management firm ("Meridian"). Mr. Lambert is the Managing Director of Meridian. Prior to founding Meridian, he was an engagement manager at McKinsey & Co., a management consulting firm, from 1987 to 1991. Mr. Lambert serves on the Board of Directors of Tecstar, Inc. and the Board of Trustees of the California Institute of Technology. The contract governing Mr. Lambert's consulting arrangement with the Company expires May 31, 1999. See "EXECUTIVE COMPENSATION - Agreements with Executive Officers".

          Marc H. Perlowitz joined Barneys in September 1985. He was promoted to Executive Vice President, General Counsel and Human Resources of Barneys in October 1997. Mr. Perlowitz' responsibilities include direct responsibility for all legal matters of Barneys and its affiliates. He is responsible for Human Resources which includes compensation, benefits, labor relations, training, recruiting, employee policies and procedures and Company communications. He is also responsible for real estate, facilities and risk management.

          Michael Tymash has been with Barneys since 1990 when he joined as the Director of Distribution Services. Mr. Tymash's responsibilities increased from Director, Vice President, Senior Vice President until he was promoted to Executive Vice President. Mr. Tymash was promoted to Executive Vice President of Barneys in 1997 and was responsible for purchasing, accounts payable, credit card operations, imports, corporate services and the alterations department for Barneys. In January 1999, Mr. Tymash has assumed his new position as Executive Vice President - Stores and Operations.

          Steven M. Feldman has been with Barneys since May 1996 when he joined as Controller. He was promoted to Vice President in December 1997 and to Senior Vice President in May 1999. Additionally, in May 1999, Mr. Feldman was appointed as interim Chief Financial Officer in connection with the departure of Mr. Lambert. Prior to joining Barneys, Mr. Feldman was a Senior Manager at Ernst & Young LLP principally serving retail engagements.

          Vincent Phelan has been with Barneys since August 1995 when he joined as Director of Finance. Prior to joining Barneys, Mr. Phelan was the Deputy Director of Finance at the United States Tennis Association, Inc. in White Plains, NY from January 1993 to July 1995. Mr. Phelan is a certified public accountant and was responsible for reconciling all claims filed in connection with the Chapter 11 filing. Mr. Phelan was promoted to Vice President - Treasurer in January 1999 and is responsible for financial planning, budgeting, cash management, banking relations, and taxes.

          None of the directors or executive officers listed herein is related to any other director or executive officer.

          None of the directors is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, except as set forth above.

ITEM 6.   EXECUTIVE COMPENSATION.

SUMMARY OF COMPENSATION

The following summary compensation table sets forth information concerning compensation during the 12 months ended January 30, 1999, January 30, 1998, and January 30, 1997 for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company during the 12 months ended January 30, 1999.


                                         SUMMARY COMPENSATION TABLE

Name and                                      ANNUAL COMPENSATION            Other Annual       All Other
PRINCIPAL POSITION                      YEAR         SALARY       BONUS      COMPENSATION(1)   COMPENSATION(2)
Thomas C. Shull(3)                      1999         $ 485,000    $ 115,000        $       0          $       0
  President and Chief                   1998           220,000            0                0                  0
  Executive Officer                     1997                 0            0                0                  0

Robert Pressman(4)                      1998           834,610            0                0             23,607
  Co-Chief Executive Officer            1998           848,647       15,000                0             22,647
                                        1997           752,678            0                0             21,108

 Eugene Pressman(4)                     1999           807,885       12,684                0             26,680
  Co-Chief Executive Officer            1998           824,441       15,000           58,924(5)          25,863
                                        1997           724,252            0                0             23,765

 Shari Gregerman(6)                     1999           484,866      114,113                0             13,670
                                        1998           452,271      127,840           51,171(7)          13,620
                                        1997           335,863       29,006                0             12,447


 Michael Tymash                         1999           307,411       87,114                0             13,310
                                        1998           264,057       73,258                0             12,448
                                        1997           220,509       42,688                0             12,356


 Thomas Kalenderian                     1999           343,384       73,256                0             13,310
                                        1998           295,547       72,373                0             13,260
                                        1997           223,639       20,707                0             12,486

 Judith Collinson                       1999           306,612       72,863                0             12,530
                                        1998           215,204       39,758                0             11,147
                                        1997           152,224       13,558                0              9,572

John Dubel(8)                           1999           518,135      129,488                0              8,510
                                        1998           369,550      112,958                0              8,330
                                        1997           233,514            0                0                  0


-----------------

1 Other Annual Compensation includes auto, auto insurance, parking and clothing allowances.

2 All Other Compensation includes imputed life insurance, 401k match payments made by the Company, and contributions by the Company to the Company's Money Purchase Plan (a defined contribution plan).

3 The services of Thomas C. Shull were provided pursuant to an agreement with Meridian, and the amounts are based upon an allocation provided by Meridian to the Company. See "--Agreements with Executive Officers - Meridian Agreement" below. Mr. Shull resigned as director, President and Chief Executive Officer effective May 5, 1999.

4 Robert Pressman and Eugene Pressman each served as Co-Chief Executive Officers of Barneys through May 1998. Both resigned from that position at that time and were replaced by Thomas C. Shull.

5 Other Annual Compensation for Eugene Pressman includes $15,563 for auto and $36,563 for clothing allowances.

6 Ms. Gregerman resigned as of February 5, 1999 and is currently receiving severance in accordance with the Company severance plan. The Company has also entered into an agreement with Ms. Gregerman pursuant to which she receives the aggregate sum of $305,125 over a six month period.

7 Other Annual Compensation for Shari Gregerman includes $23,850 for auto and $20,152 for clothing allowances.

8 John Dubel left the Company on January 15, 1999 and his salary includes a $180,000 severance payment made in January 1999 in accordance with the terms of his contract. The Company is also obligated to pay Mr. Dubel additional severance in the aggregate amount of $180,000 commencing in July 1999, which severance shall be paid over a six month period.


COMPENSATION OF DIRECTORS

          Each director who is not an employee of the Company is paid $15,000 annually for his or her services as a director, $5,000 annually for each committee of the Board of Directors on which he or she serves, $1,000 for attendance in person at each meeting of the Board of Directors or committee and $500 for participation by telephone. Nonemployee directors also participate in the Company's Stock Option Plan for Non-Employee Directors (the "Option Plan"). Pursuant to the Option Plan, each Eligible Director (as defined in the Option
Plan) is granted an option to purchase 5,000 shares of Holdings Common Stock upon their initial appointment to the Board of Directors, exercisable at the fair market value (as determined by the Board of Directors) of Holdings Common Stock on the date of grant. The options granted under the Option Plan expire ten years after the date of grant and become exercisable (i) as to one-half of the total number of shares subject to the grant on the date of grant, and (ii) as to the remaining shares subject to the grant on the first anniversary of the date of grant. On the date of the annual stockholders' meeting which takes place after the initial grant, each Eligible Director may, at the discretion of the Board of Directors, be granted an option to purchase additional shares of Holdings Common Stock, provided such grantee is an Eligible Director in office immediately following such annual meeting. On March 11, 1999, each of the non-employee directors was granted an option to purchase 5,000 shares of Holdings Common Stock, one-half of which vested on issuance, and one-half of which will vest on March 11, 2000.

AGREEMENTS WITH EXECUTIVE OFFICERS

          MERIDIAN AGREEMENT. Pursuant to an agreement dated as of August 1, 1998, among the Company, Thomas C. Shull and Meridian, as amended (the "Meridian Agreement"), Meridian receives payments from the Company for consulting services provided by Mr. Shull and two additional consultants, one of whom is Edward Lambert. Pursuant to the Meridian Agreement, Mr. Shull served as President and Chief Executive Officer, and Mr. Lambert continues to serve as Chief Financial Officer, of Holdings and its affiliates until May 28, 1999. In consideration of consulting services provided by Mr. Shull and two consultants, Meridian receives a base fee at the rate of $95,000 per month, $9,500 per month to cover Meridian's overhead and other expenses and reimbursement for reasonable out-of-pocket expenses of Mr. Shull and the two consultants. In addition, Meridian received a $100,000 performance bonus on February 1, 1999. The Company was advised by Meridian that, for the twelve month period ending January 30, 1999, $600,000 of the annual payments made by the Company to Meridian represent the portion of the payments payable under the Meridian Agreement allocated by Meridian to Mr. Shull. The Meridian Agreement terminates on May 31, 1999. Mr. Shull resigned as President and Chief Executive Officer on May 5, 1999 and was replaced by Allen
I. Questrom.

          Upon termination of the Meridian Agreement on May 31, 1999, Meridian will be entitled to the payment of (i) $104,500 per month for a period of eight months, (ii) $104,500 per month for a period of four additional months subject to mitigation based on any other compensation received for the services of Mr. Shull and two consultants during that period and (iii) payment of all earned and accrued vacation pay (not to exceed $85,000).

          ARRANGEMENT WITH ALLEN QUESTROM. Pursuant to an arrangement between Holdings and Allen I. Questrom, Mr. Questrom serves as Chairman of the Board of Directors, President and Chief Executive Officer of Holdings through January 31, 2003. Mr. Questrom's base salary for the period May 5, 1999 through January 31, 2000 is $150,000 per month, and for the period February 1, 2000 through January 31, 2003 is $100,000 per month. In addition, for the periods commencing February 1, 2000 Mr. Questrom is entitled to an annual performance bonus of up to 100% of his base salary. Mr. Questrom was granted options to purchase up to 15% of the outstanding shares of Holdings Common Stock, which will vest over the term of his employment. One third of such options are exercisable at a price of $8.68 per share and the balance at $4.34 per share. A portion of the salary and bonus payable to Mr. Questrom up to $3,232,662 will be retained by Holdings to pay for the grant of a portion of such stock options. The stock options have an exercise period of 8 years. Upon a termination of employment by the Company without cause or by Mr. Questrom for good reason, or upon a change of control of Holdings, all stock options which have not yet been granted will be granted and all stock options will fully vest. In addition, a portion of the stock options will vest upon Mr. Questrom's death or disability. Upon a termination of employment by the Company without cause or by Mr. Questrom for good reason, Mr. Questrom will also be entitled, for the remainder of the term of his employment, to a cash payment equal to his base salary and target bonus, and to participate in Holdings' benefit plans. If Mr. Questrom resigns prior to May 22, 2000, he will earn additional compensation of $50,000 per month during the period February 1, 2000 until his date of termination, but he will not be entitled to any other deferred compensation or to earn any bonus during that period, and he will forfeit his stock options.

          Holdings also granted Mr. Questrom certain registration rights with respect to his shares of Holdings Common Stock. Bay Harbour, Whippoorwill and Mr. Questrom have agreed to provide each other certain co-sale rights in connection with any sales of their Holdings Common Stock. Mr. Questrom also agreed to vote half of his shares as directed by Bay Harbour and half as directed by Whippoorwill.

          EMPLOYEE SEVERANCE PLAN. The Company has implemented an employee severance plan (a "ESP") which was adopted shortly after commencement of the reorganization cases. Employees covered under the ESP are provided with severance rights as provided therein. The amount of severance payable depends on a participant's position and seniority with the Company with certain minimum severance rights existing for various position levels. For a period of two (2) years following the Effective Date, the terms of Barneys' existing ESP will not be terminated or amended by the Company in a manner that is adverse to the employees covered.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

TRANSACTIONS WITH MANAGEMENT AND OTHERS.

          REGISTRATION RIGHTS AGREEMENT. On the Effective Date, Holdings entered into a Registration Rights Agreement with Bay Harbour, Whippoorwill and Isetan, pursuant to which each of Bay Harbour and Whippoorwill are entitled to exercise up to two demand registrations and unlimited short-form demand and piggyback registration rights. In addition, Isetan was granted piggyback registration rights.

CERTAIN BUSINESS RELATIONSHIPS.

          MERIDIAN AGREEMENT. See "EXECUTIVE COMPENSATION - Agreements with Executive Officers".

          STOCK PURCHASE AGREEMENT. Pursuant to the Stock Purchase Agreement, Bay Harbour and Whippoorwill received an option to purchase up to an aggregate of 576,122 shares of Holdings Common Stock. In addition, Bay Harbour and Whippoorwill backstopped the offering of Subscription Rights. See "BUSINESS--the Reorganization". The Company also agreed to reimburse Bay Harbour and Whippoorwill for reasonable out of pocket expenses incurred by them in connection with the Stock Purchase Agreement and the Plan.

          ISETAN. Pursuant to the Plan, the Company entered into various agreements and arrangements with Isetan and certain of its affiliates. See "BUSINESS - the Reorganization" and "PROPERTIES".

          EQUIPMENT LESSORS. Whippoorwill owns a beneficial interest of approximately 25% of a holder of one of the Equipment Lessors Notes, which note is in an aggregate principal amount of $34,232,500. See ""Business--The Reorganization."

ITEM 8.   LEGAL PROCEEDINGS.

          Barneys and certain of its subsidiaries commenced proceedings under the Bankruptcy Code on January 10, 1996, and emerged therefrom on January 28, 1999. See "BUSINESS-The Reorganization." In addition, Holdings and its subsidiaries are involved in various legal proceedings which are routine and incidental to the conduct of their business. Management believes that none of these proceedings, if determined adversely to Holdings or any of its subsidiaries, would have a material adverse effect on the financial condition or results of operations of such entities.

ADMINISTRATIVE CLAIMS

          As a result of the bankruptcy, the Company is subject to various Administrative Claims filed by various claimants throughout the bankruptcy case. In connection with the Plan, the Company was required to establish a Disputed Administrative Claims Cash Reserve ("Cash Reserve") while the Administrative Claims are negotiated and settled. The initial total amount of the Cash Reserve was $4.6 million, of which $3.3 million remains as of May 15, 1999. The Company has reserved in its financial statements the amount it deems will be necessary to settle these claims. There can be no assurances that the results of the settlement of these Administrative Claims will be on terms that will not exceed the amount reserved. For further information, reference is made to the Plan, a copy of which is filed as an exhibit to this Registration Statement.

          The Company is also engaged in litigation with the entity that managed the Company's restaurant at its Madison Avenue flagship store until August 1996 whereby each party has filed claims against the other for various causes of action including the assertion of an administrative claim by the entity in question.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

There is no current public trading market for Holdings Common Stock or the Unsecured Creditors Warrants. An aggregate of 1,365,975 shares of Holdings Common Stock are issuable upon exercise of outstanding options, and an aggregate of 1,301,238 shares of Holdings Common Stock are issuable upon exercise of outstanding warrants. In addition, the Preferred Stock, under certain circumstances, is convertible into 162,500 shares of Holdings Common Stock. The Company does not presently intend to apply to list the Holdings Common Stock on any national securities exchange or The Nasdaq Stock Market.

HOLDERS

          The number of record holders of Holdings Common Stock as of May 14, 1999 is 1097.

DIVIDENDS

          Each share of Holdings Common Stock will be entitled to participate equally in any dividend declared by the Board of Directors and paid by Holdings. The Company's new working capital facility contains restrictions on Holdings's ability to declare dividends. The Company has no present intention to declare dividends on the Holdings Common Stock.

SIGNIFICANT STOCKHOLDERS

          Bay Harbour and Whippoorwill collectively beneficially own approximately 79% of the outstanding shares of the Holdings Common Stock. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." Accordingly, they may be in a position to control the outcome of actions requiring stockholder approval, including the election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of Holdings and, consequently, have an impact upon the value of the Holdings Common Stock. Further, the possibility that either Bay Harbour or Whippoorwill may determine to sell all or a large portion of their shares of Holdings Common Stock in a short period of time may adversely affect the market price of the Holdings Common Stock. In addition, Bay Harbour and Whippoorwill have entered into a stockholders' agreement with respect to their ownership in, and the voting of the capital stock of, Holdings. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

          Other than the securities referred to below, Holdings did not make any recent sales of unregistered securities.

          The Holdings Common Stock, the Isetan Warrant, the Unsecured Creditors Warrants (and any exercise thereof) , the Isetan Note and the Equipment Lessors Notes were issued pursuant to the Plan in satisfaction of certain allowed claims against, or interests in, Barneys and its subsidiaries and pursuant to the offering of Subscription Rights. Based upon the exemptions provided by Section 1145 of the Bankruptcy Code, Holdings believes that none of such securities is required to be registered under the Securities Act of 1933, as amended in connection with their issuance and distribution pursuant to the Plan. In addition, the shares of Holdings Common Stock issued to Bay Harbour and Whippoorwill in respect of their backstop of the offering of Subscription Rights, the option granted to them pursuant to the Stock Purchase Agreement and the Preferred Stock were issued in a transaction pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

AUTHORIZED CAPITAL STOCK

          Holdings's Certificate of Incorporation (the "Charter") provides that the total number of all classes of stock which Holdings will have authority to issue is 35,000,000 shares, of which 25,000,000 may be Holdings Common Stock and 10,000,000 shares may be preferred stock, having a par value of $0.01 per share. Of such shares, there were outstanding at May 14, 1999, 12,500,022 shares of Holdings Common Stock and 20,000 shares of Preferred Stock. Holdings is prohibited by its Charter from issuing any class or series of non-voting securities.

HOLDINGS COMMON STOCK

          Each share of Holdings Common Stock entitles its holder to one vote. The holders of record of Holdings Common Stock will be entitled to participate equally in any dividend declared by the Board of Directors of Holdings. Each share of Holdings Common Stock is entitled to share ratably in the net worth of Holdings upon dissolution. So long as any shares of Preferred Stock are outstanding, no dividends on Holdings Common Stock may be paid until all accrued and unpaid dividends on the Preferred Stock have been paid.

UNSECURED CREDITORS WARRANTS

          The Unsecured Creditors Warrants are exercisable for up to an aggregate of 1,013,514 shares of Holdings Common Stock at an exercise price of $8.68 per share. The Unsecured Creditors Warrants became exercisable on the Effective Date and expire at 5:00 p.m., New York City time on May 15, 2000.

          The number of shares for which the Unsecured Creditors Warrants are exercisable, and the exercise price of the Unsecured Creditors Warrants, are subject to antidilution adjustment if the number of shares of Holdings Common Stock is increased by a dividend or other share distribution, or by a stock split or other reclassification of shares of Holdings Common Stock. In addition, the exercise price of the Unsecured Creditors Warrants is subject to decrease if Holdings distributes, to all holders of Holdings Common Stock, evidences of its indebtedness, any of its assets (other than cash dividends), or rights to subscribe for shares of Holdings Common Stock expiring more than 45 days after the issuance thereof.

          In the event that Holdings merges or consolidates with another person, the holders of the Unsecured Creditors Warrants will be entitled to receive, in lieu of shares of Holdings Common Stock or other securities issuable upon exercise of the Unsecured Creditors Warrants, the greatest amount of securities, cash or other property to which such holder would have been entitled as a holder of Holdings Common Stock or such other securities.

PREFERRED STOCK

          20,000 shares of Series A Preferred Stock are outstanding. The Preferred Stock has an aggregate liquidation preference of $2,000,000 (the "Liquidation Preference"), plus any accrued and unpaid dividends thereon (whether or not declared). Dividends on the Preferred Stock are cumulative (compounding annually) from the Effective Date and are payable when and as declared by the Board of Directors of Holdings, at the rate of 1% per annum on the Liquidation Preference. No dividends shall be payable on any shares of Holdings Common Stock until all accrued and unpaid dividends on the Preferred Stock have been paid.

          The shares of Preferred Stock are not redeemable prior to the sixth anniversary of the Effective Date. On or after the sixth anniversary of the Effective Date, the Preferred Stock is redeemable at the option of Holdings for cash, in whole or in part, at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon. In addition, Holdings is required to redeem the Preferred Stock in whole on the tenth anniversary of the Effective Date at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon.

          The shares of Preferred Stock are convertible, in whole or in part, at the option of the holders thereof, any time on or after the earlier of the fifth anniversary of the Effective Date and the consummation of a rights offering by Holdings (which offering meets certain conditions), into 162,500 shares of Holdings Common Stock. Any accrued and unpaid dividends on the Preferred Stock will be cancelled upon conversion. Conversion rights will be adjusted to provide antidilution protection for stock splits, stock combinations, mergers or other capital reorganization of Holdings. In addition, upon a sale of Holdings, Holdings's right to redeem the Preferred Stock and the holders' right to convert the Preferred Stock will be accelerated. The Preferred Stock has one vote per share and votes together with the Holdings Common Stock on all matters other than the election of directors.

CERTAIN CORPORATE GOVERNANCE MATTERS

          Except as the Delaware General Corporation Law (the "General Corporation Law"), the Charter or the By-Laws of Holdings (the "By-Laws") may otherwise provide, the holders of a majority of the issued and outstanding shares of the capital stock entitled to vote shall constitute a quorum at a meeting of stockholders for the transaction of any business. The holders of a majority of such shares present may adjourn the meeting until a quorum has been obtained.

          Each stockholder entitled to vote in accordance with the terms of the Charter and By-Laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholder. In the election of directors, the vote need not be by written ballot, and a plurality of the votes present at the meeting shall elect. Any other action shall be authorized by a majority of the votes cast except as otherwise required by the General Corporation Law. Except as otherwise required by law or the Charter, action required or permitted to be taken at any meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, by written consent of the holders of shares representing the votes that would be necessary to authorize or take such action at a meeting.

          The Board of Directors is expressly authorized to adopt, amend or repeal the By-laws. The stockholders are expressly authorized to repeal or change By-laws adopted by the Board of Directors, and to adopt new By-laws. The stockholders may prescribe that any By-law made by them shall not be altered, amended or repealed by the Board of Directors.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Charter provides for the indemnification, to the fullest extent permitted by the General Corporation Law, of all persons who may be indemnified by Holdings under the General Corporation Law, which would include the directors, officers, employees and agents of Holdings. The indemnification provided by the Charter does not limit or exclude any rights, indemnities or limitations of liability to which any person may be entitled, whether as a matter of law, under the By-Laws, by agreement, vote of the stockholders or disinterested directors of Holdings or otherwise. The Charter also does not absolve directors of liability for (1) any breach of the directors' duty of loyalty to Holdings or its stockholders, (2) acts or omissions which are not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any matter in respect of which such director shall be liable under Section 174 of Title 8 of the General Corporation Law or any amendment thereto or successor provision thereto, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions in certain circumstance and expressly sets forth a negligence standard with respect to such liability, or (4) any transaction from which the director derived an improper personal benefit.

          Under Delaware law, directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Holdings and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and Delaware law requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to Holdings.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

          See "Item 15. Financial Statements and Exhibits" and the Consolidated Financial Statements included herewith.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

          None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)       FINANCIAL STATEMENTS

                  See Index to Consolidated Financial Statements and Schedules included herewith.

(b)       EXHIBITS

                  The exhibits listed on the Exhibit Index following the Consolidated Financial Statements hereof are filed herewith in response to this Item.

                     BARNEYS NEW YORK, INC. AND SUBSIDIARIES

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS


  Six months ended January 30, 1999 and Fiscal Years ended 1998, 1997 and 1996



                                      INDEX

Report of Independent Auditors.......................................... F-1

Audited Consolidated Financial Statements:

Consolidated Balance Sheets as of January 30, 1999, August 1, 1998
     and August 2, 1997................................................. F-2
Consolidated Statements of Operations for the six months ended
     January 30, 1999, and fiscal years 1998, 1997 and 1996............. F-3
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
     for the six months ended January 30, 1999, and fiscal years 1998,
     1997 and 1996...................................................... F-4
Consolidated Statements of Cash Flows for the six months ended
     January 30, 1999, and fiscal years 1998, 1997 and 1996............. F-5
Notes to Consolidated Financial Statements.............................. F-6

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Barneys New York, Inc.

We have audited the accompanying consolidated balance sheet of Barneys New York, Inc. and subsidiaries as of January 30, 1999 (Successor Company balance sheet) and of Barney's, Inc. and subsidiaries as of August 1, 1998 and August 2, 1997 (Predecessor Company balance sheets), and the related consolidated statements of operations, cash flows and changes in stockholder's equity (deficit) for the six months ended January 30, 1999 and each of the three fiscal years in the period ended August 1, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 2 to the consolidated financial statements, effective January 28, 1999, the Company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a Reorganization Plan which was confirmed by the Bankruptcy Court on December 21, 1998. Accordingly, the accompanying January 30, 1999 balance sheet has been prepared in conformity with AICPA Statement of Position 90-7 "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code," for the Successor Company as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods as described in Note 3.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barneys New York, Inc. and subsidiaries as of January 30, 1999, and of Barney's, Inc. and subsidiaries as of August 1, 1998 and August 2, 1997, and the consolidated results of their operations and their cash flows for the six months ended January 30, 1999 and for each of the three fiscal years in the period ended August 1, 1998 in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


New York, New York
May 24, 1999

                     Barneys New York, Inc. and Subsidiaries

                           Consolidated Balance Sheets
                        (In thousands, except share data)

                                                                 SUCCESSOR   |
                                                                  COMPANY    |    PREDECESSOR COMPANY
                                                                 JANUARY 30, |  AUGUST 1,       AUGUST 2,
                                                                    1999     |    1998            1997
                                                                  --------   |  ---------       ---------
                                                                             |
ASSETS                                                                       |
   Current assets:                                                           |
   Cash and cash equivalents                                      $  6,824   |  $   3,478       $   5,442
   Restricted cash                                                   5,082   |       --              --
   Receivables, less allowances of $4,356, $4,386 and $5,016        27,841   |     22,107          16,583
   Inventories                                                      65,551   |     68,983          61,234
   Other current assets                                              6,347   |      6,502          11,973
                                                                  --------   |  ---------       ---------
   Total current assets                                            111,645   |    101,070          95,232
Fixed assets at cost, less accumulated depreciation                          |
 and amortization of $0, $38,226 and $32,274                        51,356   |    114,639         119,151
Excess reorganization value                                        177,767   |       --              --
Other assets                                                         3,186   |      1,334           1,863
                                                                  --------   |  ---------       ---------
                                                                             |
   Total assets                                                   $343,954   |  $ 217,043       $ 216,246
                                                                  ========   |  =========       =========
                                                                             |
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                               |
Current liabilities:                                                         |
   DIP credit agreement                                           $   --     |  $  75,437       $  64,113
   Accounts payable                                                 15,996   |     17,324           8,460
   Accrued expenses                                                 54,585   |     40,558          42,102
                                                                  --------   |  ---------       ---------
   Total current liabilities                                        70,581   |    133,319         114,675
                                                                             |
Long-term debt                                                     118,533   |       --              --
Other long-term liabilities                                           --     |      4,640           3,603
Liabilities subject to compromise                                     --     |    372,272         371,203
                                                                             |
Deferred credits                                                      --     |    162,446         162,446
Minority interest                                                     --     |     12,000          12,000
                                                                             |
Commitments and contingencies                                                |
                                                                             |
Redeemable Preferred Stock                                             500   |       --              --
                                                                             |
Shareholders' equity (deficit):                                              |
Preferred stock--$100 par value; authorized                                  |
  400,000 shares--issued 327,695 shares                               --     |     32,770          32,770
Common stock--$.01 par value; authorized                                     |
  25,000,000 shares--issued 12,500,000 shares                          125   |       --              --
Common stock--$20 par value; authorized                                      |
  15,000 shares--issued 8,560 shares                                  --     |        171             171
Additional paid-in capital                                         154,215   |     38,950          38,950
Retained deficit                                                      --     |   (539,525)       (519,572)
                                                                  --------   |  ---------       ---------
   Total shareholders' equity (deficit)                            154,340   |   (467,634)       (447,681)
                                                                  --------   |  ---------       ---------
                                                                             |
Total liabilities and shareholders' equity (deficit)              $343,954   |  $ 217,043       $ 216,246
                                                                  ========   |  =========       =========

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                     Barneys New York, Inc. and Subsidiaries

                      Consolidated Statements of Operations
                               Predecessor Company
                                 (In thousands)

                                                                         FOR THE SIX
                                                                         MONTHS ENDED
                                                                          JANUARY 30,              FOR THE FISCAL YEARS
                                                                             1999          1998            1997            1996
                                                                           ---------     ---------       ---------       ---------
Net sales                                                                  $ 181,657     $ 342,967       $ 361,496       $ 366,424
Cost of sales                                                                 95,084       178,755         192,302         193,610
                                                                           ---------     ---------       ---------       ---------
     Gross profit                                                             86,573       164,212         169,194         172,814

Expenses:
   Selling, general and administrative (including occupancy
   expense of $11,728, $25,453, $33,235 and $41,737)                          73,634       151,191         173,392         201,184
   Depreciation and amortization                                               4,671         9,635          12,886          13,814
   Impairment and special charges                                               --            --               255           2,184
   Royalty income and foreign exchange gains                                    --          (1,653)           (420)        (11,292)
   Other - net                                                                (2,033)       (3,022)         (1,889)         (3,661)
                                                                           ---------     ---------       ---------       ---------
Income (loss) before interest and financing costs, reorganization
costs, "fresh-start" revaluation, income taxes and extraordinary item         10,301         8,061         (15,030)        (29,415)

Interest and financing costs (excludes contractual interest of
   $11,012, $22,024, $22,024 and $11,794)                                      4,758        11,967           7,674          12,575
                                                                           ---------     ---------       ---------       ---------
Income (loss) before reorganization costs, "fresh-start" revaluation,
   income taxes and extraordinary item                                         5,543        (3,906)        (22,704)        (41,990)
Reorganization costs                                                          13,834        15,970          72,207          29,407
Fresh-start revaluation                                                          294          --              --              --
                                                                           ---------     ---------       ---------       ---------
   Loss before income taxes and extraordinary item                            (8,585)      (19,876)        (94,911)        (71,397)
Income taxes                                                                      38            77              62             472
                                                                           ---------     ---------       ---------       ---------
   Loss before extraordinary item                                             (8,623)      (19,953)        (94,973)        (71,869)
Extraordinary item - gain on debt discharge                                  302,285          --              --              --
                                                                           ---------     ---------       ---------       ---------
       Net income (loss)                                                   $ 293,662     $ (19,953)      $ (94,973)      $ (71,869)
                                                                           =========     =========       =========       =========


The accompanying notes to consolidated financial statements are an integral part of these financial statements

                     Barneys New York, Inc. and Subsidiaries

      Consolidated Statements of Changes in Stockholders' Equity (Deficit)

                                 (In thousands)

                                                                       ADDITIONAL      RETAINED
                                            COMMON      PREFERRED       PAID-IN        EARNINGS
                                            STOCK        STOCK          CAPITAL        (DEFICIT)         TOTAL
                                            -----       --------       ---------       ---------       ---------
PREDECESSOR COMPANY

Balances at July 29, 1995                   $ 171       $ 32,770       $  38,950       $(352,730)      $(280,839)
Net Loss                                     --             --              --           (71,869)        (71,869)
                                            -----       --------       ---------       ---------       ---------
Balances at August 3, 1996                    171         32,770          38,950        (424,599)       (352,708)
Net Loss                                     --             --              --           (94,973)        (94,973)
                                            -----       --------       ---------       ---------       ---------
Balances at August 2, 1997                    171         32,770          38,950        (519,572)       (447,681)
Net Loss                                     --             --              --           (19,953)        (19,953)
                                            -----       --------       ---------       ---------       ---------
Balances at August 1, 1998                    171         32,770          38,950        (539,525)       (467,634)
Net income for the six months ended
January 30, 1999                             --             --              --           293,662         293,662
Fresh-start adjustments                      (171)       (32,770)        (38,950)        245,863         173,972
Issuance of Successor Company stock           125           --           148,855            --           148,980
Issuance of Successor Company warrants       --             --             5,360            --             5,360
                                            -----       --------       ---------       ---------       ---------
SUCCESSOR COMPANY
Balances at January 30, 1999                $ 125       $   --         $ 154,215       $    --         $ 154,340
                                            =====       ========       =========       =========       =========


       The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                     Barneys New York, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows
                               Predecessor Company
                                 (In thousands)

                                                             FOR THE SIX
                                                             MONTHS ENDED
                                                             JANUARY 30,               FOR THE FISCAL YEARS
                                                                1999            1998            1997            1996
                                                              ---------       ---------       ---------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                             $ 293,662       $ (19,953)      $ (94,973)      $(71,869)
Adjustments to reconcile net income (loss) to net
   cash used in operating activities:
  Reorganization items:
   Extraordinary gain on debt discharge                        (302,285)           --              --             --
   Fresh-start revaluation                                          294            --              --             --
   Real estate losses and asset write-offs, net                    --                29          49,991         12,357
   Write-off of deferred financing costs                           --              --              --            2,897
  Depreciation and amortization                                   4,671           9,635          12,886         13,814
  Amortization of DIP financing costs                               588           3,798           1,955          1,035
  Deferred rent                                                    (252)           (368)            (39)            21
  Receivables provision                                          (1,888)          1,043           1,324          2,042
  Real estate losses and asset write-offs, net                     --                 4             600          1,037
  Foreign exchange gains and net interest on Isetan Loan           --              --              --          (10,808)
  Other                                                            --                92            --             --
Decrease (increase) in:
  Receivables                                                    (6,759)         (5,316)           (763)       (15,769)
  Inventories                                                     2,032          (7,749)            338         (4,688)
  Other current assets                                             (622)          1,673          (3,140)        (8,867)
  Long-term assets                                               (2,723)            529             101           (992)
Increase (decrease) in:
  Accounts payable and accrued expenses                          (4,968)          6,139          10,462         40,232
                                                              ---------       ---------       ---------       --------
   Net cash used in operating activities                        (18,250)        (10,444)        (21,258)       (39,558)
                                                              ---------       ---------       ---------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Fixed asset additions                                            (2,112)         (3,047)         (5,799)       (13,255)
Restricted cash                                                  (5,082)           --              --             --
Contributions from landlords                                       --               203           1,234           --
Net repayments from affiliates                                    1,888            --               143         (8,379)
                                                              ---------       ---------       ---------       --------
   Net cash used in investing activities                         (5,306)         (2,844)         (4,422)       (21,634)
                                                              ---------       ---------       ---------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of debt                                                265,383         385,834         128,939         99,000
Repayments of debt                                             (278,724)       (374,510)       (105,826)       (39,066)
                                                              ---------       ---------       ---------       --------
   Net cash (used) provided by financing activities             (13,341)         11,324          23,113         59,934
                                                              ---------       ---------       ---------       --------

CASH FLOWS FROM REORGANIZATION ACTIVITIES:
Proceeds from subscription rights offering                       62,607            --              --             --
Cash distributions pursuant to the Plan                         (22,364)           --              --             --
                                                              ---------       ---------       ---------       --------
   Net cash provided by reorganization activities                40,243            --              --             --
                                                              ---------       ---------       ---------       --------

Net increase (decrease) in cash and cash equivalents              3,346          (1,964)         (2,567)        (1,258)
Cash and cash equivalents - beginning of period                   3,478           5,442           8,009          9,267
                                                              ---------       ---------       ---------       --------
Cash and cash equivalents - end of period                     $   6,824       $   3,478       $   5,442       $  8,009
                                                              =========       =========       =========       ========

       The accompanying notes to consolidated financial statements are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. ORGANIZATION AND BASIS OF PRESENTATION:

         Barneys New York, Inc. ("Holdings") and Subsidiaries (collectively the "Company") is a retailer of men's and women's apparel and accessories and items for the home. The Company operates 20 stores throughout the United States, including its three flagship stores in New York, Beverly Hills and Chicago which are leased from an affiliate of Isetan Co. Ltd. ("Isetan"), a minority stockholder of Holdings. The Company has also entered into licensing arrangements, pursuant to which the Barneys New York trade name is licensed for use in Asia.

         The consolidated financial statements of the Company during the bankruptcy proceedings (the "Predecessor Company financial statements") are presented in accordance with American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Pursuant to guidance provided by SOP 90-7, the Company adopted fresh start reporting as of January 28, 1999 upon its emergence from bankruptcy.

         Under fresh start reporting, a new reporting entity is deemed to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values at the Effective Date (as defined below). A black line has been drawn to separate the Successor Company's consolidated balance sheet from those of the Predecessor Company to signify that they are different reporting entities and such balance sheets have not been prepared on the same basis. The operating results of the Successor Company for the intervening period from January 28, 1999 to January 30, 1999 were immaterial and therefore included in the operations of the Predecessor Company.

         The Company changed its fiscal year-end to the Saturday closest to January 31 to coincide with its emergence from bankruptcy and to be more comparable with industry practices. Accordingly, the financial statements for the current period are as of and for the six months ended January 30, 1999. References in these financial statements to "1998" and "1996" are for the 52 weeks ended August 1, 1998 and August 3, 1996, respectively. References to "1997" are for the 53 weeks ended August 2, 1997. References in these financial statements to "1999" are for the 52 weeks ending January 29, 2000.

         As used herein, Successor Company refers to Barneys New York, Inc. and subsidiaries from the Effective Date to January 30, 1999 and Predecessor Company refers to Barney's, Inc. and subsidiaries prior to the Effective Date.

2. REORGANIZATION CASE:

(A) PLAN OF REORGANIZATION -

         On January 10, 1996 (the "Filing Date"), Barney's, Inc. ("Barneys") and certain subsidiaries of Barneys (collectively the "Barneys Debtors") and an affiliate, Preen Realty, Inc. ("Preen") and certain subsidiaries of Preen (collectively the "Preen Debtors") (together the Barneys Debtors and Preen Debtors referred to as the "Debtors") filed voluntary petitions under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). Pursuant to an order of the Court, the individual Chapter 11 cases of the Debtors were consolidated for procedural purposes only and were jointly administered by the United States Bankruptcy Court for the Southern District of New York (the "Court"). Subsequent to the Filing Date, the Debtors operated their businesses as debtors in possession subject to the jurisdiction and supervision of the Court.

         In the Chapter 11 cases, substantially all liabilities as of the Filing Date were subject to compromise under a plan of reorganization pursuant to the provisions of the Bankruptcy Code. Under the Bankruptcy Code, the Barneys Debtors assumed or rejected real estate leases, employment contracts, personal property leases, service contracts and other unexpired executory pre-petition contracts, subject to Court approval. Parties affected by the rejections filed claims with the Court in accordance with the reorganization process.

         On January 28, 1999 (the "Effective Date"), the Company emerged from reorganization proceedings (the "Reorganization") under the Bankruptcy Code pursuant to a Second Amended Joint Plan of Reorganization, dated November 13, 1998, as supplemented and as confirmed on December 21, 1998 by the Bankruptcy Court (the "Plan"). Consequently, the Company has applied the reorganization and fresh-start reporting adjustments to the consolidated balance sheet as of January 30, 1999, the closest fiscal month end to the Effective Date.

         The following is a summary of certain provisions of the Plan that became effective on the Effective Date.

EQUITY -

         Pursuant to the Plan, the following equity was issued:

         COMMON STOCK ISSUED IN EXCHANGE FOR CLAIMS. The equity in Barneys was exchanged for shares of common stock in a new company created under the Plan, Barneys New York, Inc. ("Holdings Common Stock"), and certain allowed general unsecured claims and claims held by Isetan against Barneys and certain of its affiliates exchanged for, among other things, shares of Holdings Common Stock and warrants (as defined below).

         RIGHTS OFFERING. Shares of Holdings Common Stock were issued to certain holders of allowed general unsecured claims pursuant to the exercise by them of rights to subscribe for shares of Holdings Common Stock ("Subscription Rights") which were issued in accordance with the Plan and exercised prior to consummation of the Plan. The $62.5 million offering of Subscription Rights was guaranteed by Bay Harbour Management L.C. ("Bay Harbour") and Whippoorwill Associates, Inc. ("Whippoorwill", and, together with Bay Harbour, the "Plan Investors") on behalf of their discretionary and/or managed accounts to the extent the other holders of allowed general unsecured claims did not elect to participate in the offering. Bay Harbour and Whippoorwill agreed to guarantee the offering of Subscription Rights pursuant to the Amended and Restated Stock Purchase Agreement dated as of November 13, 1998 among Barneys, Bay Harbour, Whippoorwill and the Official Committee of Unsecured Creditors of Barneys (the "Stock Purchase Agreement"). In the offering, the Plan Investors purchased an aggregate of 6,707,531 shares of Holdings Common Stock for an aggregate price of approximately $58.2 million.

         OPTION. Pursuant to the Stock Purchase Agreement, the Plan Investors were granted an option to purchase, at an aggregate exercise price of $5.0 million, a total of 576,122 shares of Holdings Common Stock. Pursuant to the option, each of the Plan Investors has the right to purchase the greater of (i) 288,061 shares of Holdings Common Stock, and (ii) 576,122 shares of Holdings Common Stock, less the number of shares purchased by the other Plan Investor. This option expires on November 15, 1999.

         ISETAN WARRANT. Isetan was issued a warrant (the "Isetan Warrant") to purchase 287,724 share of Holdings Common Stock at an exercise price of $14.68 per share. This warrant expires on January 29, 2002.

         UNSECURED CREDITORS WARRANTS. Holders of certain allowed general unsecured claims were issued warrants (the "Unsecured Creditors Warrants") to purchase an aggregate of up to 1,013,514 shares of Holdings Common Stock at an exercise price of $8.68 per share. These warrants expire on May 15, 2000.

         PREFERRED STOCK. Holdings issued 15,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), to the Barneys Employees Stock Plan Trust, which was established for the benefit of employees of the Company. In addition, Holdings issued 5,000 shares of Preferred Stock for an aggregate purchase price of $500,000 in government securities to Bay Harbour, which it resold to a third party under a prearranged agreement.

INDEBTEDNESS -

         Pursuant to the Plan, the following debt securities were issued:

         ISETAN. Barneys issued a subordinated promissory note (the "Isetan Note") in the principal amount of $22,500,000 to Isetan. The Isetan Note bears interest at the rate of 10% per annum payable semi-annually, and matures on January 29, 2004.

         EQUIPMENT LESSORS. On the Effective Date, certain lessors of equipment to the Company transferred all right, title and interest in such equipment to the Company. In exchange therefor, the Company issued subordinated promissory notes (the "Equipment Lessors Notes") to such lessors in an aggregate principal amount of $35,788,865. Such promissory notes bear interest at the rate of 11-1/2% per annum payable semi-annually, mature on January 29, 2004, and are secured by a first priority lien on the equipment that was the subject of each of the respective equipment leases.

OTHER SETTLEMENTS -

         Pursuant to the Plan, the following occurred:

         ISETAN. Barneys paid approximately $23.3 million in cash to Isetan on account of its allowed claims, an affiliate of Isetan became the sole owner of the properties (including leasehold interests) in which the Company's three flagship stores are located and Barneys entered into modifications of the long-term leases (the "New Isetan Leases") for such stores. Accordingly, any leasehold interests recorded on the Predecessor Company's books were eliminated.

         PRESSMAN FAMILY. Barneys made certain cash payments to members of the Pressman family (the principal equity holders of the Predecessor Company) and entered into consulting agreements with certain members of the Pressman family.

         LICENSING. BNY Licensing Corp. ("BNY Licensing"), a wholly-owned subsidiary of Barneys, is party to licensing arrangements pursuant to which (i) two retail stores are operated in Japan and a single in-store department is operated in Singapore under the name "BARNEYS NEW YORK", each by an affiliate of Isetan, and (ii) Barneys Asia Co. LLC, which is 70% owned by BNY Licensing and 30% owned by an affiliate of Isetan (and which was formed in connection with the Reorganization discussed above), has the exclusive right to sublicense the BARNEYS NEW YORK trademark throughout Asia (excluding Japan). Isetan received an absolute assignment of 90% of the annual minimum royalties pursuant to item (i) above in satisfaction of certain prepetition debt.

         INTERCOMPANY CLAIMS. On the Effective Date, substantially all intercompany claims against the Debtors were either released and cancelled by means of contribution, distribution or otherwise, or were offset against any mutual intercompany claims with any remaining amount released and discharged with no further consideration.

         ADMINISTRATIVE CLAIMS. As a result of the bankruptcy, the Company is subject to various Administrative Claims filed by various claimants throughout the bankruptcy case. In connection with the Plan, the Company was required to establish a disputed Administrative Claims Cash Reserve while the Administrative Claims are negotiated and settled. The total amount of the cash reserve was $4,600,000 and is included in restricted cash at January 30, 1999. The Company has reserved in its financial statements the amount it believes will be necessary to settle these claims.

         GUARANTEE OF OBLIGATIONS. Holdings guaranteed the obligations of Barneys and its subsidiaries under the Isetan Note, the Equipment Lessors Notes, the New Isetan Leases and the new Licensing Arrangements.

(B) EXTRAORDINARY GAIN ON DISCHARGE OF DEBT -

         The value of cash and securities required to be distributed under the Plan was less than the value of the allowed claims on and interests in the Predecessor Company; accordingly, the Predecessor Company recorded an extraordinary gain of $302,285,000 related to the discharge of prepetition liabilities in the six months ended January 30, 1999. Payments, distributions associated with the prepetition claims and obligations and provisions for settlements are reflected in the January 30, 1999 balance sheet. The consolidated financial statements at January 30, 1999 give effect to the issuance of all common stock and notes in accordance with the Plan.

         The extraordinary gain recorded by the Predecessor Company was determined as follows:

                                                                                  (in thousands)
         Liabilities subject to compromise at the effective date                  $     369,747

         Less:
           Cash distributions pursuant to the Plan                                       (1,156)
           Assumption of prepetition liabilities                                         (9,119)
           Value  of new  common  stock  and  warrants  issued  to  prepetition
              creditors                                                                 (57,187)
                                                                                  -------------
                  Extraordinary gain on debt discharge                            $     302,285
                                                                                  =============

         In the accompanying Predecessor Company consolidated balance sheets, the principal categories of claims classified as Liabilities subject to compromise are identified below.


                                                    AUGUST 1,     AUGUST 2,
                                                      1998          1997
                                                    --------      --------
                                                        (in thousands)
      Unsecured debt                                $233,060      $233,084
      BNY Licensing Yen loan payable to Isetan        49,129        49,129
      Pre-petition accrued interest                    1,467         1,467
      Trade and expense payables                      58,124        58,055
      Lease rejection claims                          15,638        15,638
      Other claims                                    14,854        13,830
                                                    --------      --------
         Total                                      $372,272      $371,203
                                                    ========      ========

(C) RESTRUCTURING PROGRAMS -

         As a result of continuing efforts to improve Predecessor Company profitability, during 1997, the Predecessor Company decided to close certain stores and reduce personnel (the "1997 Restructuring Program"). The store closings and personnel reductions resulted in headcount reductions in excess of 300 employees. Sales and operating results (without corporate overhead allocations) respectively relating to the stores closed were $7,954,000 and $(527,000), $63,751,000 and $(4,300,000), and $69,937,000 and $(3,165,000) for
1998, 1997 and 1996, respectively. Included in these results are depreciation and amortization charges of $425,000, $3,560,000 and $3,486,000 for 1998, 1997
and 1996, respectively.

         In 1997, the Predecessor Company recorded $52,510,000 of reorganization costs resulting from the aforementioned decisions. $38,767,000 of the costs represented the write-down of fixed assets in the affected stores, $15,038,000 represented the cost associated with the rejection of the store leases and $2,519,000 related to employee termination costs. Offsetting these costs in 1997 was a $3,814,000 reversal of accrued rent previously recorded to straight-line rent over the lease term. In 1998 and the six months ended January 30, 1999, the Predecessor Company recorded additional employee termination costs of $1,881,000 and $3,139,000, respectively.

        As of January 30, 1999, the severance related reserves provided in 1998 and 1997 have been utilized as intended.

        The Company has recorded a fresh-start adjustment for the planned closure of certain outlet stores. This adjustment is reflected in the Successor Company balance sheet at January 30, 1999.


3. FRESH START REPORTING:

        As indicated in Note 1, the Company adopted fresh-start reporting as of January 28, 1999. In adopting fresh start reporting, the Company was required to determine its enterprise value, which represents the fair value of the entity before considering its liabilities. The financial advisors to the creditors committee determined the Company's enterprise value of $285,000,000.

        The adjustments to reflect the adoption of fresh start reporting, including the adjustments to record assets and liabilities at their fair market values, have been reflected in the following balance sheet reconciliation as of January 30, 1999 as fresh start adjustments. In addition, the Successor Company's balance sheet was further adjusted to eliminate existing equity and to reflect the aforementioned $285,000,000 enterprise value, which includes the establishment of $177,767,000 of reorganization value in excess of amounts allocable to net identifiable assets ("Excess Reorganization Value"). The Excess Reorganization Value is being amortized using the straight-line method over a 20-year useful life.

        The reorganization value has been allocated on a preliminary basis to the net assets of the Predecessor Company as part of fresh-start accounting. The significant fresh-start adjustments relate to the elimination of the Predecessor Company's equity; the establishment of certain liabilities; the revaluation of fixed assets and other leasehold interests based upon their estimated fair market values; and the adjustments of other assets and liabilities to their fair market value.

        Reconciliation of the Predecessor Company balance sheet as of January 30, 1999 to that of the Successor Company showing the adjustments thereto to give effect to the discharge of prepetition debt and fresh-start reporting appears on the following page.

                                                         Predecessor      Reorgani-      Fresh-start     Successor
                                                           Company         zation        Adjustments      Company
                                                          ---------       ---------      -----------      --------
ASSETS
Cash                                                      $   5,806       $   1,018       $    --         $  6,824
Restricted cash                                               4,386             696            --            5,082
Receivables                                                  28,866            --            (1,025)        27,841
Inventories                                                  66,951            --            (1,400)        65,551
Other current assets                                          6,180             500            (333)         6,347
                                                          ---------       ---------       ---------       --------
     Total current assets                                   112,189           2,214          (2,758)       111,645

Fixed assets                                                112,080         (61,240)            516         51,356
Excess reorganization value                                    --            60,676         117,091        177,767
Other assets                                                  2,357             829            --            3,186
                                                          ---------       ---------       ---------       --------
          Total assets                                    $ 226,626       $   2,479       $ 114,849       $343,954
                                                          =========       =========       =========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Debtor in possession credit agreement                     $  83,389       $ (83,389)      $    --         $   --
Accounts payable                                             15,996            --              --           15,996
Accrued expenses                                             48,734             591           5,260         54,585
Subscription Rights offering liability                        4,386          (4,386)           --             --
                                                          ---------       ---------       ---------       --------
      Total current liabilities                             152,505         (87,184)          5,260         70,581

Long-term debt                                                 --           120,385          (1,852)       118,533

Other long-term liabilities                                   5,894            --            (5,894)          --
Liabilities subject to compromise                           369,747        (369,747)           --             --
Deferred credits and minority interest                      174,446        (174,446)           --             --
Redeemable Preferred Stock                                     --               500            --              500
Shareholders' equity (deficit)
   Preferred stock                                           32,770            --           (32,770)          --
   Common stock                                                 171             125            (171)           125
   Additional paid-in capital                                38,950         133,144         (17,879)       154,215
   Accumulated deficit                                     (547,857)        379,702         168,155           --
                                                          ---------       ---------       ---------       --------
      Total shareholders' equity (deficit)                 (475,966)        512,971         117,335        154,340
                                                          ---------       ---------       ---------       --------
Total liabilities and shareholders' equity (deficit)      $ 226,626       $   2,479       $ 114,849       $343,954
                                                          =========       =========       =========       ========

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) PRINCIPLES OF CONSOLIDATION -

         The consolidated financial statements include the accounts of the Predecessor or Successor Company and its wholly-owned and majority-owned subsidiaries. Intercompany investments and transactions have been eliminated in consolidation.

(B) CASH AND CASH EQUIVALENTS -

         All highly liquid investments with a remaining maturity of three months or less at the date of acquisition are classified as cash equivalents. The carrying value approximates their fair value.

(C) ACCOUNTS RECEIVABLE AND FINANCE CHARGES -

         The Company provides credit to its customers and performs on-going credit reviews of its customers. Concentration of credit risk is limited because of the large number of customers. Finance charge income recorded in the six months ended January 30, 1999 approximated $1,978,000. Finance charge income recorded in fiscal 1998, 1997 and 1996 approximated $3,280,000, $3,202,000 and $1,315,000, respectively.

(D) INVENTORIES -

         Merchandise inventories are stated at the lower of FIFO (first-in, first-out) cost or market, as determined by the retail inventory method. Merchandise is purchased from many different vendors based throughout the world. In certain instances, the Company has formal and informal arrangements with vendors covering the supply of goods. While no vendor supplies the Company with more than 10% of its inventory, if certain vendors were to suspend shipments, the Company might, in the short term, have difficulty identifying comparable sources of supply. However, management believes that alternative supply sources do exist to fulfill the Company's requirements should a supply disruption occur with any major vendor.

(E) FIXED ASSETS -

         Fixed assets of the Predecessor Company are recorded at cost. Depreciation is computed using the straight-line method. Fully depreciated assets are written off against accumulated depreciation. Furniture, fixtures and equipment are depreciated over their useful lives. Leasehold improvements are amortized over the shorter of the useful life or the lease term.

         Pursuant to SOP 90-7, property and equipment were restated at approximate fair market value at January 30, 1999.

(F) EXCESS REORGANIZATION VALUE -

         Excess reorganization value represents the adjustment of the Company's balance sheet for reorganization value in excess of amounts allocable to identifiable assets. Excess reorganization value is being amortized using the straight-line method over 20 years.

(G) EARNINGS PER COMMON SHARE -

         Earnings per common share is computed as net income (loss) divided by the weighted average number of common shares outstanding. Earnings per common share has not been included herein as the computation would not provide meaningful results as the capital structure of the Successor Company is not comparable to that of the Predecessor Company.

(H) IMPAIRMENT OF ASSETS -

         The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

 (I) FOREIGN EXCHANGE CONTRACTS -

         The Company enters into certain foreign currency hedging instruments (forward and option contracts), from time to time, to reduce the risk associated with currency movement related to committed inventory purchases denominated in foreign currency. Gains and losses that offset the movement in the underlying transactions are recognized as part of such transactions.

         As of January 30, 1999, the Company had outstanding approximately $6,050,000 of forward contracts maturing in 1999.

(J) NET SALES -

         Net sales include sales of merchandise, net of returns. Bulk sales of merchandise to jobbers are not included in Net sales, but rather the net profit or loss on these sales is reflected as an adjustment to Cost of sales.

(K) ADVERTISING EXPENSES -

         The Company expenses advertising costs upon first showing. Advertising expenses were approximately $2,041,000 in the six months ended January 30, 1999 and $3,324,000, $3,818,000 and $4,009,000 in fiscal 1998, 1997 and 1996, respectively.

(L) INCOME TAXES -

         The Company records income tax expense using the liability method. Under this method, deferred tax assets and liabilities are estimated for the future tax effects attributable to temporary differences between the financial statement and tax basis of assets and liabilities.

(M) ESTIMATES -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(N) RECLASSIFICATION -

         Certain prior year amounts have been reclassified to conform to current year presentation.


5. FIXED ASSETS:

         Fixed assets consist of the following:

                                           SUCCESSOR                                       SUCCESSOR
                                           COMPANY            PREDECESSOR COMPANY           COMPANY
                                           JANUARY 30,      AUGUST 1,       AUGUST 2,       ESTIMATED
                                             1999            1998             1997         USEFUL LIFE
                                                                                           (IN YEARS)
                                           ---------       ---------       ---------       ----------
                                               (In thousands)              (In thousands)
Furniture, fixtures and equipment          $  46,145   |   $  13,859       $  15,406         3 to 7
Leasehold improvements                         5,211   |     139,006         136,019         2 to 14
                                           ---------   |   ---------       ---------
Total                                         51,356   |     152,865         151,425
     Less: Accumulated depreciation and                |
       amortization                             --     |     (38,226)        (32,274)
                                                       |
 Net fixed assets                          $  51,356   |   $ 114,639       $ 119,151
                                           =========   |   =========       =========

6. DEBT - SUCCESSOR COMPANY:

(A)      REVOLVING CREDIT FACILITY -

         In January 1999, the Company entered into a $120,000,000 revolving credit facility with a $40,000,000 sublimit for the issuance of letters of credit (the "Credit Agreement") with Citicorp USA, Inc., General Electric Capital Corporation, BNY Financial Corporation, and National City Commercial Finance, Inc. maturing on January 28, 2003. The proceeds from this Credit Agreement were used to repay borrowings under the debtor in possession credit agreement, to pay certain claims, to pay professional fees and to provide working capital to the Company as it emerged from its Chapter 11 proceeding pursuant to the Plan. At January 30, 1999, there were outstanding loans of approximately $62,096,000 and $19,044,000 was committed under unexpired letters of credit. Additionally, as collateral for performance on certain leases and as credit guarantees, Barneys is contingently liable under standby letters of credit in the amount of approximately $2,489,000 (See Note 8).

         Revolving credit availability is calculated as a percentage of eligible inventory (including undrawn documentary letters of credit) and a percentage of the Barneys private label credit card receivables plus $20,000,000 (such amount subject to a downward adjustment as defined). Interest rates on the Facility are the Base Rate (as defined), which approximates Prime, plus 1.25% or LIBOR plus 2.25%, subject to adjustment after the first year. The interest rate at January 30, 1999 was 9%.

         The Credit Agreement contains various financial covenants principally relating to net worth, leverage, earnings and capital expenditures. During the fiscal year ending January 29, 2000, the Credit Agreement covenants do not allow for any material deviation from the Company's business plan for such year. The covenant which allows for the least deviation from the business plan is the EBITDA covenant, where a more than 5% deviation for fiscal year 1999 of actual EBITDA versus planned EBITDA will result in a covenant violation.

         Obligations under the Facility are secured by a first priority and perfected lien on all unencumbered property of the Company. The Facility provides for a fee of 1.25% to 1.75% per annum on the daily average letter of credit amounts outstanding and a commitment fee of 0.375% on the unused portion of the facility.

         In connection with the Facility, the Company incurred fees of $2,825,000 that will be amortized over the life of the facility as interest and financing costs. These fees were principally paid in December 1998 and January 1999 and are included in Other assets at January 30, 1999.

(B)      ISETAN NOTE -

         Barneys issued the Isetan Note in the principal amount of $22,500,000. The Isetan Note bears interest at the stated rate of 10% per annum payable semi-annually, and matures on January 29, 2004. The first interest payment is due August 15, 1999 and is to be paid in cash unless a majority of independent directors of the Company determine, with respect to the first four interest payments due, that it is in the best interests of Barneys to defer those payments and add them to the outstanding principal amount.

         The fair value of the Isetan Note was estimated to be approximately $20,648,000. This amount is not necessarily representative of the amount that could be realized or settled. The difference between the face amount and the fair market value has been recorded as a debt discount at January 30, 1999. The fair market value was based upon a valuation from an investment banking firm utilizing discounted cash flows and comparable company methodology.

(C)      EQUIPMENT LESSORS NOTES -

         The Company issued the Equipment Lessors Notes in an aggregate principal amount of approximately $35,789,000. Such promissory notes bear interest at the stated rate of 11-1/2% per annum payable semi-annually, mature on January 29, 2004, and are secured by a first priority lien on the equipment that was the subject of each of the respective equipment leases. The first interest payments were made on February 15, 1999.

         The estimated fair value of the Equipment Lessors Notes approximates face value as estimated by an investment banking firm utilizing discounted cash flows and comparable company methodology.


7. DEBT - PREDECESSOR COMPANY:

(A)      DEBTOR IN POSSESSION CREDIT AGREEMENT -

         From January 11, 1996 through the Effective Date, Barneys had debtor in possession revolving credit facilities. At August 1, 1998 and August 2, 1997 there were outstanding loans of approximately $75,437,000 and $64,113,000, respectively. On January 28, 1999, all loans outstanding pursuant to the Predecessor Company's debtor in possession credit facility were repaid in full.

(B)      INTEREST PAID -

         During the six months ended January 30, 1999 the Company paid interest of $4,095,000. During fiscal 1998, 1997 and 1996 the Company paid interest of $5,614,000, $5,467,000 and $11,698,000, respectively.

(C)      OTHER OBLIGATIONS -

         The table that follows and the descriptions of the financing arrangements contained herein is based on the original contractual terms and maturities of the related financial instrument. As a result of the Chapter 11 filings, the Company breached covenants in substantially all of its then existing debt agreements. The amounts outstanding are classified as Liabilities subject to compromise at both August 1, 1998 and August 2, 1997.

         Prepetition debt consists of the following:

                                                                             (In thousands)
Revolving credit facility, with Chemical Bank as Agent; interest rate
   of 8.5%(i)*                                                              $      72,911

Term loan facility, with Chemical Bank as Agent; interest rate of
   7.1875% (i) *                                                                   35,000

Republic National Bank of New York note due on January 10, 1996 at 8%
   (ii)*                                                                           25,000

Senior notes due between 1998 and 2000 at 8.32%
   issued April 1994 (iii)*                                                        40,000

Senior notes due between 1998 and 2000 at 7.18%
   issued June 1993 (iii)*                                                         60,000

BNY Licensing Yen loan payable to Isetan                                           49,129
                                                                             ------------
Long-term debt                                                               $    282,040
                                                                             ============

* In Default


         (i) FINANCING AGREEMENTS -

         In September 1995, the Company entered into a credit facility with a group of lenders, with Chemical Bank as Agent, which permitted borrowings up to $120,000,000 on an unsecured basis. Proceeds from this facility were used to refinance various existing credit agreements and to pay off, pursuant to the terms of such facility, the outstanding debt of certain affiliated entities, which Barneys had guaranteed. The scheduled due date of this facility was February 28, 1998. Interest was calculated at various interest rates, one of which was the prime rate. The credit facility provided for revolving credit loans, issuance of letters of credit and term loans. The term loan portion of the facility was $35,000,000 with the following scheduled repayment terms:
$5,000,000 on October 1, 1997, $5,000,000 on January 1, 1998 and $25,000,000 on
February 28, 1998.

         (ii) REPUBLIC NATIONAL BANK NOTE -

         The Republic National Bank Note was an unsecured note in the amount of $25,000,000 with a scheduled maturity date of January 10, 1996.

         (iii) SENIOR NOTES -

         Senior notes were unsecured, with scheduled interest payments due semi-annually on June 15 and December 15. Principal on the aggregate $100 million senior notes was payable by its terms as follows:
1998 - $25,000,000, 1999 - $25,000,000, 2000 - $50,000,000.


8. COMMITMENTS AND CONTINGENCIES:

(A) LEASES -

         The Company leases real property and equipment under agreements that expire at various dates. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes and other operating expenses. In addition, certain real estate leases provide for escalation rentals based upon increases in lessor's costs or provide for additional rent contingent upon the Company increasing its sales.

         At January 30, 1999, total minimum rentals at contractual rates are as follows for the respective fiscal years:

                                     THIRD
                                    PARTIES         ISETAN          TOTAL
                                  -----------     -----------    -----------
                                                (In thousands)

    1999                           $    7,686     $    12,222    $    19,908
    2000                                7,465          12,480         19,945
    2001                                7,490          12,720         20,210
    2002                                7,155          12,942         20,097
    2003                                6,348          28,200         34,548
    Thereafter                        140,004         214,995        354,999
                                  -----------     -----------    -----------
    Total minimum rentals         $   176,148     $   293,559    $   469,707
                                  ===========     ===========    ===========

         Total rent expense for the six months ended January 30,1999 was $14,632,000 including percentage rent of $57,000. Total rent expense in fiscal 1998, 1997 and 1996 was $31,696,000, $40,175,000 and $54,219,000, respectively which included percentage rent of $319,000, $98,000 and $3,240,000 in each of the respective years.

         On January 10, 1996, the Company ceased accruing stated rent expense (both base rent and percentage rent) to Isetan and its affiliated companies for the Madison Avenue, Beverly Hills and Chicago stores and to substantially all of its equipment lessors as a result of disputes on the characterization of these obligations. These matters were resolved as part of the Plan.

         During the bankruptcy, in accordance with interim stipulations, orders of the Court and the debtor-in-possession credit agreements the Company made "on account" cash payments to Isetan and the equipment lessors at rates substantially below the contractual amounts. The amount of these payments, included in Selling, general and administrative expenses are detailed below along with the corresponding contractual amount for each of the periods reported.


                                   ISETAN OCCUPANCY COSTS             EQUIPMENT LESSOR COSTS
                                 RECORDED       CONTRACTUAL         RECORDED        CONTRACTUAL
                               ------------     ------------      ------------      ------------
                                                        (In thousands)
Six months ended
   January 30, 1999            $      4,611     $     10,248      $      2,687      $      7,750
Fiscal 1998                           9,223           22,510             5,642            15,500
Fiscal 1997                           9,297           22,164             6,427            15,500
January 11, 1996 to
   August 2, 1996                     6,231           11,929             3,300             8,900

         The recorded equipment lessor costs in the six months ended January 30, 1999 and fiscal 1998 exclude amounts recorded as reorganization costs related to closed stores.

(B) LEASE LETTERS OF CREDIT -

         At January 30, 1999, Barneys had prepetition letters of credit outstanding in the amount of $1,346,000 in connection with certain leases. Subsequent to January 30, 1999, substantially all of these prepetition letters of credit were cancelled.

 (C) LITIGATION -

         The Company is party to certain other litigation and asserted claims and is aware of other potential claims. Management believes that pending litigation in the aggregate will not have a material effect on the Company's financial position.

9. REORGANIZATION COSTS:

         The effects of transactions occurring as a result of the Barneys Debtors' Chapter 11 filings and reorganization efforts have been segregated from ordinary operations and are comprised of the following:

                                         SIX MONTHS
                                            ENDED
                                          JANUARY 30,                    FISCAL YEAR
                                             1999            1998            1997            1996
                                          ----------      ----------      ----------      ----------
                                                               (In thousands)
 Professional fees                        $    3,637      $    7,381      $   13,869      $    9,974
 Asset write-offs, net                             -              29          38,767           8,382
 Lease rejection costs                             -               -          15,038             600
 Straight line rent reversal                       -               -          (3,814)            (95)
 Payroll and related costs                     5,274           4,565           5,574           2,629
 Other                                         4,923           3,995           2,773           7,917
                                          ----------      ----------      ----------      ----------
 Total reorganization costs               $   13,834      $   15,970      $   72,207      $   29,407
                                          ==========      ==========      ==========      ==========

         During the six months ended January 30, 1999, the Company paid Reorganization costs of $12,511,000, net of amounts received from an affiliate (see Note 11). During fiscal 1998, 1997 and 1996, the Company paid Reorganization costs of $18,105,000, $14,512,000 and $5,859,000, respectively.

         Included in Other reorganization costs in the six months ended January 30, 1999 and Fiscal 1998 is $3,500,000 and $1,500,000, respectively paid to Dickson Concepts (International) Limited in connection with the termination of an asset purchase agreement and the consummation of the Plan.

         Accrued expenses at January 30, 1999 and August 1, 1998 includes fees payable to professionals pertaining to court approved "holdbacks" or fees not awarded, during the bankruptcy of approximately $6,900,000 and $7,400,000, respectively. Substantially all of these fees will be paid in 1999.

10. INCOME TAXES:

         Pursuant to the Plan, Holdings acquired 100% of the Predecessor Company's stock. Holdings will make a Section 338(g) election (the "Election") with respect to the acquisition under applicable provisions of the Internal Revenue Code ("IRC"). The tax effects of making the Election would result in Barneys and each of its subsidiaries generally being treated, for federal income tax purposes as having sold its assets to a new corporation which purchased the same assets as of the beginning of the following day. As a result, the Predecessor Company will incur a gain or loss at the time of the deemed sale in an amount equal to the difference between the fair market value of its assets and its collective tax basis of the assets at the time of the sale.

         The Company may use existing net operating loss carryforwards to reduce any gain incurred as a result of this sale. The Company will, however, be subject to alternative minimum tax. As a result of the Election, the Company has recorded a $1,000,000 alternative minimum tax liability as a "fresh start" adjustment. Furthermore, immediately after the sale, as a result of the

Election, the Predecessor Company will be stripped of any remaining tax attributes, including any unutilized net operating loss carryforwards and any unutilized tax credits.

         In the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, the Company recorded a provision for income taxes of approximately $38,000, $77,000, $62,000 and $472,000, respectively, which principally relates to state and local income and franchise taxes. In the comparable periods, the Company paid capital, franchise and income taxes, net of refunds, of approximately $19,000, $18,000, $35,000 and $63,000, respectively.

         Deferred tax assets and liabilities of the Predecessor Company reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On the Effective Date, the significant differences related to deferred credits, net operating loss carryforwards of approximately $230,804,000 and its reserve for affiliate receivables. The Predecessor Company also had an investment tax credit carryover and a minimum tax credit carryover of approximately $4,717,000 and $626,000, respectively, at January 28, 1999.

         The components of deferred taxes were as follows:

                                                JANUARY 28,             AUGUST 1,              AUGUST 2,
                                                   1999                   1998                   1997
                                                -----------            -----------            ----------
                                                                     (In thousands)
        Current deferred tax assets             $    17,953            $     8,507            $    5,706
        Noncurrent deferred tax assets              181,584                185,363               180,843
                                                -----------            -----------            ----------
        Total deferred tax assets                   199,537                193,870               186,549
            Less: Valuation allowance              (199,537)              (193,870)             (186,549)
                                                -----------            -----------            ----------

        Net deferred tax asset                  $         -            $         -            $        -
                                                ===========            ===========            ==========

         As of January 30, 1999 in conjunction with the Election, the remaining tax attributes associated with the Predecessor Company's deferred tax assets are no longer available.

         For the period ended January 28, 1999 and fiscal 1998, 1997 and 1996, income taxes reported differ from the amounts that would result from applying statutory tax rates as net operating loss carryforwards which arose in such periods provided no tax benefit since their future utilization was uncertain. Accordingly, the Predecessor Company increased its valuation allowance by approximately $5,667,000, $7,321,000, $50,477,000 and $22,294,000, in the
respective periods.

         For the six months ended January 30, 1999, no income taxes were reported in conjunction with the gain on discharge of debt as such amounts are excluded from taxable income under IRC Section 108.

         For the years including 1996, 1997 and 1998, the Company is subject to various tax audits of the Predecessor Company's tax returns, particularly by New York State. Most of these audits will result in minimal, if any, additional tax liability. The Company believes that pending audit results, in the aggregate, will not have a material effect on the Company's financial position, results of operations or cash flows.

         The Company has been audited by the Internal Revenue Service through the fiscal year ended June 1990. The results of such audits did not have a material effect on the Company's financial position.

11. RELATED PARTY TRANSACTIONS:

         Subsidiaries of Holdings lease the Madison Avenue, Beverly Hills and Chicago stores from Isetan. Pursuant to the terms of these leases, the Company is required to pay base rent, as defined, and all operating expenses. Total rent expense (excluding operating expenses) related to these leases was approximately $4,611,000 in the six months ended January 30, 1999 and $9,223,000, $9,297,000 and $15,804,000, in fiscal 1998, 1997 and 1996, respectively.

         In addition, the Predecessor Company had previously entered into various transactions and agreements with affiliate companies and other related parties. The affiliates were or had been primarily engaged in the operation of real estate properties, Barneys New York credit card operations, and certain leased departments. The following information summarizes the activity between the Predecessor Company and balances due to or from these related parties at January 30, 1999, August 1, 1998 and August 2, 1997 and for the six months ended January 30, 1999 and the fiscal years ended 1998, 1997 and 1996, respectively. Substantially all of the agreements and transactions described below had either ceased or been terminated prior to November 1997.

         Prior to the Chapter 11 filing the Predecessor Company advanced amounts to certain shareholders. The Predecessor Company assigned amounts due from these shareholders to another affiliate during the year the amounts were advanced. At August 1, 1998 and August 2, 1997 no amounts were due from these shareholders.

         The Predecessor Company leased various retail, office and parking lot properties from affiliate companies and other related parties. Under the terms of these leases, the Predecessor Company was required to pay base rents plus operating expenses and real estate taxes as defined. Total rent expense (including operating expenses) relating to these leases with affiliates and other related parties was approximately $272,000, $6,195,000 and $7,758,000, in fiscal 1998, 1997 and 1996, respectively.

         Included above was (1) office and office related premises which were vacated in February 1997; (2) a triple net lease with respect to the operation of the Predecessor Company's 17th Street store in New York City which the Predecessor Company vacated in August 1997; and (3) parking lots on 17th Street which were vacated in September 1997. Each of the leases between the Predecessor Company and these certain affiliates, for the applicable properties, were rejected by orders of the Court during 1997 or 1998.

         The Predecessor Company sub-leased certain retail space to an affiliate. The affiliate leases this space to a third-party retailer. The lease between the Predecessor Company and this affiliate was rejected by order of the Court in February 1997. Rental income under this agreement for 1997 and 1996 was approximately $195,000 and $370,000, respectively.

         Barneys subleased retail and warehouse space from a third party that leased said space from an affiliate. Pursuant to the terms of the sublease, Barneys was required to pay base rent and all operating expenses as defined. The sublease was rejected by order of the Court in December 1998. Total rent expense (including operating expenses) related to this sublease was approximately $374,000 in the six months ended January 30, 1999 and $2,055,000, $2,265,000 and
$2,765,000 in fiscal 1998, 1997 and 1996, respectively.

         Pursuant to a purported lease between the Predecessor Company, an affiliate, and Isetan, if the annual minimum rent to be received by a joint venture between the affiliate and Isetan relating to certain office space was less than $13,700,000 after January 1, 1996, the Predecessor Company was to fund the short-fall. The Predecessor Company was disputing this purported lease and had not made any payments related to the short-fall. In November 1996 pursuant to Court approval, the Predecessor Company rejected the purported lease, if it was construed to be a lease, together with those provisions of other agreements that pertain solely to the purported leasing of such office space and any rent obligations relating thereto. No rent expense was recorded related to this purported lease.

         During the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996 the Predecessor Company charged affiliates approximately $1,000,000, $418,000, $583,000 and $466,000, respectively, for various expenses. In December 1998, in connection with the approval of the Plan and the settlements included therein, uncertainties were resolved with respect to collectibility issues of certain amounts due from affiliated entities. Accordingly, the Predecessor Company was able to reduce its affiliate receivable reserve by approximately $1,900,000, principally representing cash payments from an affiliate. This reserve reversal reduced Selling, general and administrative expenses and reorganization costs by approximately $500,000 and $1,400,000, respectively, in the six months ended January 30, 1999.

         Barneys licensed the right to sell certain branded merchandise from an affiliate. Royalty expense incurred related to this license was $86,322 in the six months ended January 30, 1999 and $171,000, $127,000 and $115,000 in fiscal 1998, 1997, and 1996, respectively. Pursuant to the Plan, the affiliate transferred its rights in this license to Barneys.

         Various affiliates operated beauty salons and restaurants located in certain retail stores of the Predecessor Company. Pursuant to operating license agreements, the affiliates were entitled to receive the sales proceeds less license costs and certain other fees ("the net proceeds"). During 1997, the Predecessor Company advanced to these affiliates approximately $211,000 less than the net proceeds. In addition, pursuant to these agreements, the Predecessor Company earned license fee income of approximately $794,000 and $121,000 in 1997 and 1996, respectively. The Predecessor Company had fully reserved the receivables due from these affiliates. During 1997, all beauty salon and restaurant operating licenses with affiliates were terminated.

         At August 1, 1998 and August 2, 1997, the Predecessor Company was due approximately $28,730,000 and $28,575,000 respectively, from affiliates. The Predecessor Company had a full reserve against these balances at the respective year-ends. In addition at August 1, 1998 and August 2, 1997, approximately $2,760,000 and $2,733,000 respectively, was due to various other affiliates of the Predecessor Company and was principally included in Liabilities subject to compromise.

12. STOCKHOLDERS' EQUITY:

         Holdings' Certificate of Incorporation (the "Charter") provides that the total number of all classes of stock which Holdings will have authority to issue is 35,000,000 shares, of which 25,000,000 will be Holdings Common Stock, and 10,000,000 shares will be preferred stock both having a par value of $0.01 per share. Of such shares, there were outstanding at January 30, 1999, 12,500,000 shares of Holdings Common Stock and 20,000 shares of Preferred Stock. Holdings is prohibited by its Charter from issuing any class or series of non-voting securities.

(A) HOLDINGS COMMON STOCK

         Each share of Holdings Common Stock entitles its holder to one vote. The holders of record of Holdings Common Stock will be entitled to participate equally in any dividend declared by the Board of Directors of Holdings. Each share of Holdings Common Stock is entitled to share ratably in the net worth of Holdings upon dissolution. So long as any shares of Preferred Stock are outstanding, no dividends on Holdings Common Stock may be paid until all accrued and unpaid dividends on the Preferred Stock have been paid.

(B) UNSECURED CREDITORS WARRANTS

         The Unsecured Creditors Warrants are exercisable for up to an aggregate of 1,013,514 shares of Holdings Common Stock at an exercise price of $8.68 per share. The Unsecured Creditors Warrants became exercisable on the Effective Date and expire at 5:00 p.m., New York City time on May 15, 2000.

         The number of shares for which the Unsecured Creditors Warrants are exercisable, and the exercise price of the Unsecured Creditors Warrants, are subject to antidilution adjustment if the number of shares of Holdings Common Stock is increased by a dividend or other share distribution, or by a stock split or other reclassification of shares of Holdings Common Stock. In addition, the exercise price of the Unsecured Creditors Warrants is subject to decrease if Holdings distributes, to all holders of Holdings Common Stock, evidences of its indebtedness, any of its assets (other than cash dividends), or rights to subscribe for shares of Holdings Common Stock expiring more than 45 days after the issuance thereof.

         In the event that Holdings merges or consolidates with another person, the holders of the Unsecured Creditors Warrants will be entitled to receive, in lieu of shares of Holdings Common Stock or other securities issuable upon exercise of the Unsecured Creditors Warrants, the greatest amount of securities, cash or other property to which such holder would have been entitled as a holder of Holdings Common Stock or such other securities.

(C) PREFERRED STOCK

         20,000 shares of Series A Preferred Stock are outstanding. The Preferred Stock has an aggregate liquidation preference of $2,000,000 (the "Liquidation Preference"), plus any accrued and unpaid dividends thereon (whether or not declared). Dividends on the Preferred Stock are cumulative (compounding annually) from the Effective Date and are payable when and as declared by the Board of Directors of Holdings, at the rate of 1% per annum on the Liquidation Preference. No dividends shall be payable on any shares of Holdings Common Stock until all accrued and unpaid dividends on the Preferred Stock have been paid.

         The shares of Preferred Stock will not be redeemable prior to the sixth anniversary of the Effective Date. On or after the sixth anniversary of the Effective Date, the Preferred Stock will be redeemable at the option of Holdings for cash, in whole or in part, at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon. In addition, Holdings will be required to redeem the Preferred Stock in whole on the tenth anniversary of the Effective Date at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon.

         The shares of Preferred Stock will be convertible, in whole or in part, at the option of the holders thereof, any time on or after the earlier of the fifth anniversary of the Effective Date and the consummation of a rights offering by Holdings (which offering meets certain conditions), into 162,500 shares of Holdings Common Stock. Any accrued and unpaid dividends on the Preferred Stock will be cancelled upon conversion. Conversion rights will be adjusted to provide antidilution protection for stock splits, stock combinations, mergers or other capital reorganization of Holdings. In addition, upon a sale of Holdings, Holdings's right to redeem the Preferred Stock and the holders' right to convert the Preferred Stock will be accelerated. The Preferred Stock has one vote per share and votes together with the Holdings Common Stock on all matters other than the election of directors.

(D) SERIES A-1 CONVERTIBLE PREFERRED STOCK - PREDECESSOR COMPANY -

         In a prior year, Barneys America authorized and issued 120,000 Series A-1 Convertible Preferred Stock (Series A-1) to Isetan of America Inc. for an aggregate purchase price of $12,000,000. Such amount was recorded by the Company as Minority interest at August 1, 1998. Pursuant to the Plan, Isetan contributed this investment to Barneys.

13. EMPLOYEE BENEFIT PLANS:

(A) EMPLOYEES STOCK PLAN -

         Pursuant to the Plan, Holdings established the Barneys Employees Stock Plan effective January 28, 1999 for all eligible employees. The assets of this plan consist of 15,000 shares of new Holdings Preferred Stock which were contributed to the Barneys Employees Stock Plan Trust pursuant to the Plan.

(B) UNION PLAN -

         Pursuant to agreements with unions, the Company is required to make periodic pension contributions to union-sponsored multiemployer plans which provide for defined benefits for all union members employed by the Company. Union pension expense aggregated $1,329,000 in the six months ended January 30, 1999 and $1,014,000, $1,137,000 and $1,171,000 in fiscal 1998, 1997 and 1996, respectively.

         With Court approval, the Predecessor Company elected to withdraw from one of the union-sponsored multi-employer plans. Accordingly, Union pension expense in the six months ended January 30, 1999 includes a charge of approximately $862,000 to effectuate the withdrawal.

         The value of the remaining plans unfunded vested liabilities allocable to the Company, and for which it may be liable upon withdrawal is estimated to be $1,365,000 at January 30, 1999. The Company, at present, has no intentions of withdrawing from this plan.

(C) MONEY PURCHASE PLAN -

         The Company's Money Purchase Plan is a noncontributory defined contribution plan covering substantially all nonunion employees fulfilling minimum age and service requirements and provides for contributions of 5% of compensation (as defined) not to exceed the maximum allowable as a deduction for income tax purposes. The Predecessor Company recorded Money Purchase Plan expense of $295,000, $1,023,000, $1,216,000 and $1,469,000 in the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, respectively.

(D) 401(K) PLAN -

         The Company has a 401(k) defined contribution plan for the benefit of its eligible employees who elect to participate. Employer contributions are made to the plan in amounts equal to 50% of employee contributions, less than or equal to 6% of their salary, as defined. Plan expense aggregated $292,000, $596,000, $630,000 and $706,000 in the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, respectively.

14. OTHER

         Allen Questrom, a member of the Board of Directors, became the Chairman, President and Chief Executive Officer of the Company as of May 5, 1999 and is also a member of the board of Polo Ralph Lauren Corporation. During the six months ended January 30, 1999 and fiscal 1998, 1997 and 1996, the Predecessor Company purchased approximately $1,012,000, $1,814,000, $212,000, and $140,000 respectively, of products from Polo Ralph Lauren Corporation.

         Approximately 39% of the Company's employees are covered under collective bargaining agreements. The Company is currently engaged in negotiations with the union representing employees at its New York City stores, including the Madison Avenue flagship store. The applicable collective bargaining agreement with this union, covering approximately 25% of employees, expired on March 31, 1999. In addition, approximately 9% of the Company's employees are covered under collective bargaining agreements expiring in 1999.

         During 1996, the Predecessor Company recorded a gain of approximately $5,700,000 representing the net proceeds received by the Company under life insurance policies on an officer of the Company.
This gain is included in Expenses: Other - net.

         Additionally, during 1996, the Predecessor Company recognized a $9,440,000 translation gain on a foreign denominated debt obligation to Isetan. This gain is included in Royalty income and foreign exchange gains.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 28, 1999

                                  BARNEYS NEW YORK, INC.



                                  By: /s/ Allen I. Questrom
                                      ------------------------------
                                      Name: Allen I. Questrom
                                      Title: President

                                  EXHIBIT INDEX


EXHIBIT                          NAME OF EXHIBIT
-------                          ---------------

2.1         Second Amended Joint Plan of Reorganization for Barney's, Inc.
            ("Barneys") and certain of its affiliates proposed by Whippoorwill Associates, Inc., Bay Harbour Management L.C. and the Official Committee of Unsecured Creditors dated November 13, 1998 (the "Plan of Reorganization")

2.2         Supplement to the Plan of Reorganization dated December 8, 1998

2.3         Second Supplement to the Plan of Reorganization dated December 16,
            1998

3.1 Certificate of Incorporation of Barneys New York, Inc. ("Holdings"), filed with the Secretary of State of the State of Delaware on November 16, 1998

3.2 Certificate of Designation for Series A Preferred Stock of Holdings filed with the Secretary of State of the State of Delaware on December 24, 1998.

3.3         By-laws of Holdings

4.1 Warrant Agreement between Holdings and American Stock Transfer & Trust Company as Warrant Agent dated as of January 28, 1999

4.2         Specimen of Holdings' Common Stock Certificate

10.1        Credit Agreement, among Barneys, Barneys (CA) Lease Corp., Barneys
            (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp. and Barneys America (Chicago) Lease Corp., as Borrowers, the lenders party thereto, Citicorp USA, Inc. ("CUSA"), as Administrative Agent for such lenders, and General Electric Capital Corporation, as Documentation Agent (the "Credit Agreement"), dated as of January 28, 1999

10.2        First Amendment to the Credit Agreement dated as of March 23, 1999.

10.3 Guarantee by Holdings in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.4 Security Agreement by Holdings in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.5 Pledge Agreement by Holdings in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.6 Pledge Agreement by Barneys in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.7 Security Agreement by Barneys in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.8 Trademark Security Agreement by Barneys and BNY Licensing Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.9 Cash Collateral Pledge Agreement by Barneys in favor of CUSA as the Administrative Agent dated as of January 28, 1999

EXHIBIT                          NAME OF EXHIBIT
-------                          ---------------

10.10 Pledge Agreement by Barneys America, Inc. in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.11 Security Agreement by Barneys America, Inc. in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.12 Security Agreement by PFP Fashions Inc. in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.13 Security Agreement by Barneys (CA) Lease Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.14 Security Agreement by Barneys (NY) Lease Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.15 Security Agreement by Basco All-American Sportswear Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.16 Security Agreement by Barneys America (Chicago) Lease Corp. in favor of CUSA as the Administrative Agent dated as of January 28, 1999

10.17 Security Agreement by BNY Licensing Corp. in favor of CUSA as Administrative Agent dated as of January 28, 1999

10.18 Subordinated Note issued by Barneys and payable to Isetan of America, Inc. dated January 28, 1999 (the "Isetan Note")

10.19       Guarantee by Holdings of the Isetan Note dated January 28, 1999

10.20 Subordinated Note issued by Barneys and payable to Bi-Equipment Lessors LLC, dated January 28, 1999 (the "Bi-Equipment Lessors Note")

10.21 Guarantee by Holdings of the Bi-Equipment Lessors Note dated as of January 28, 1999

10.22 Security Agreement by Barneys in favor of Bi-Equipment Lessors LLC dated as of January 28, 1999

10.23 License Agreement among Barneys, BNY Licensing Corp. and Barneys Japan Co. Ltd. dated as of January 28, 1999

10.24       Stock Option Plan for Non-Employee Directors effective as of March
            11, 1999.

10.25 Services Agreement, among Meridian Ventures, Inc., Thomas C. Shull and Barneys dated as of August 1, 1998

10.26       Services Agreement Amendment among Meridian Ventures, Inc., Thomas
            C. Shull, Barneys and Holdings dated as of January 28, 1999

10.27 Registration Rights Agreement by and among Holdings and the Holders party thereto dated as of January 28, 1999

EXHIBIT                          NAME OF EXHIBIT
-------                          ---------------

10.28 Employment Agreement between Holdings and Allen I. Questrom to be dated as of May 5, 1999*

10.29 Registration Rights Agreement between Holdings and Allen I. Questrom to be dated as of May 5, 1999*

11          Statement re: computation of per share earnings

21          Subsidiaries of the registrant

27          Financial Data Schedule

------------------
* To be filed by amendment.